          PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED SEPTEMBER 7, 1995

                                  $250,000,000

(FIRST UNION                 FIRST UNION CORPORATION
LOGO APPEARS    6.55% SUBORDINATED DEBENTURES DUE OCTOBER 15, 2035
HERE)


     Interest on the Debentures will be payable semiannually on April 15 and October 15. The first interest payment date will be April 15, 1996. The Debentures will be issued only in registered form in denominations of $1,000 and integral multiples thereof. Settlement of the Debentures will be made in immediately available funds. The Debentures will be in the Same Day Funds Settlement System at The Depository Trust Company and, to the extent that secondary market trading in the Debentures is effected through the facilities of such depositary, such trades will be settled in immediately available funds.


     The Debentures are not redeemable at the option of the Corporation prior to maturity and no sinking fund is provided for the Debentures. The registered holder of each Debenture may elect to have that Debenture, or any portion of the principal amount thereof that is a multiple of $1,000, redeemed on October 15, 2005, at 100 percent of the principal amount thereof together with accrued interest to October 15, 2005. Such election, which is irrevocable when made, must be made within the period commencing on August 15, 2005, and ending at the close of business on September 15, 2005. See "Description of Certain Terms of the Debentures".

     The Debentures will be unsecured and subordinated to Senior Indebtedness of the Corporation as described herein. The Debentures will rank PARI PASSU with Existing Subordinated Indebtedness of the Corporation, subject to the Holders of the Debentures being obligated to pay over any Excess Proceeds to Entitled Persons in respect of Other Financial Obligations as described herein. Payment of the principal of the Debentures may be accelerated only in the case of certain events involving the bankruptcy, insolvency or reorganization of the Corporation. There is no right of acceleration in the case of a default in the performance of any covenant of the Corporation, including the payment of principal or interest. See "Description of the Debt Securities" in the Prospectus accompanying this Prospectus Supplement. The Debentures will not be deposits or other obligations of a bank and will not be insured by the Federal Deposit Insurance Corporation or any other governmental agency.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
     THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
         PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES.
            ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
           OFFENSE.

                                                                INITIAL PUBLIC      UNDERWRITING       PROCEEDS TO
                                                              OFFERING PRICE (1)    DISCOUNT (2)    CORPORATION (1)(3)
Per Debenture..............................................       99.981%              0.625%           99.356%
Total......................................................      $249,952,500        $ 1,562,500       $248,390,000





(1) Plus accrued interest from October 15, 1995.

(2) The Corporation has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
(3) Before deducting estimated expenses of $100,000 payable by the Corporation.

     The Debentures offered hereby are offered by the several Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Debentures will be ready for delivery in New York, New York, on or about October 18, 1995, against payment therefor in immediately available funds.


GOLDMAN, SACHS & CO.
                 CS FIRST BOSTON
                                  CHEMICAL SECURITIES INC.
                                                   J.P. MORGAN SECURITIES INC.
                                                                    MORGAN
STANLEY & CO.
                                                                    INCORPORATED


          The date of this Prospectus Supplement is October 13, 1995.

     This Prospectus Supplement and the Prospectus may be used by First Union Capital Markets Corp., an affiliate of the Corporation, in connection with offers and sales related to market-making transactions in the Debentures. First Union Capital Markets Corp. may act as principal or agent in such transactions. Such sales will be made at prices related to prevailing market prices at the time of sale or otherwise.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVERALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DEBENTURES OFFERED HEREBY OR OTHER NOTES OR DEBENTURES OF THE CORPORATION AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
     The Commissioner of Insurance of the State of North Carolina (the "Commissioner") has not approved or disapproved this offering, nor has the Commissioner passed upon the accuracy or adequacy of this Prospectus Supplement or the accompanying Prospectus.
                 DESCRIPTION OF CERTAIN TERMS OF THE DEBENTURES

     The following description of the particular terms of the 6.55% Subordinated Debentures Due October 15, 2035 offered hereby (the "Debentures" and referred to in the accompanying Prospectus as the "Debt Securities", the "Offered Debt Securities" and the "Subordinated Debt Securities") supplements and modifies the description of the general terms and provisions of the Debentures set forth in the Prospectus under "Description of the Debt Securities", to which description reference is hereby made. The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the description set forth in the accompanying Prospectus and the provisions of the Indenture (as defined below). Section references used herein are referenced to the Indenture. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Indenture.

GENERAL

     The Debentures will be limited to $250,000,000 aggregate principal amount, will be direct, unsecured, subordinated obligations of First Union Corportion (the "Corporation") and will mature on October 15, 2035. The Debentures will not be redeemable at the option of the Corporation prior to maturity. No sinking fund will be provided for the Debentures.


     The Debentures are to be issued under the Indenture (the "Indenture"), dated as of March 15, 1986, as amended by supplemental indentures dated as of August 1, 1990 and November 15, 1992, between the Corporation and The Bank of New York (formerly Irving Trust Company), as Trustee (the "Trustee"). As of September 30, 1995, $3.1 billion aggregate principal amount of subordinated long-term debt was issued and outstanding as additional series of Securities under the Indenture. The Trustee is the trustee for such additional series. As of September 30, 1995, the Corporation had outstanding an aggregate of $729 million of long-term Senior Indebtedness, an aggregate of $1.1 billion in short-term Senior Indebtedness, which consisted primarily of commercial paper, and a net receivable position with respect to outstanding Other Financial Obligations. The Indenture does not prohibit or limit the incurrence of additional Senior Indebtedness or Other Financial Obligations by the Corporation.

     Principal of and interest on the Debentures are to be payable, and the transfer of the Debentures will be registrable, at the Corporate Trust Office of the Trustee in the City of New York or at the Corporate Trust Office of First Union National Bank of North Carolina (the "Bank"), a subsidiary of the Corporation, in Charlotte, North Carolina, except that interest may be paid at the option of the Corporation by check mailed to the address of the Holder entitled thereto as it appears on the Debenture Register. (SECTIONS 301, 305, AND 1002). The Debentures will be issued in fully registered form only in denominations of $1,000 and any integral multiple of $1,000, and may be transferred or exchanged without payment of any charge other than taxes or other governmental charges. (SECTION 302 AND 305).
                                      S-2

     Settlement for the Debentures will be made in immediately available funds. The Debentures will be in the Same Day Funds Settlement System at The Depository Trust Company and, to the extent that secondary market trading in the Debentures is effected through the facilities of such depositary, such trades will be settled in immediately available funds.
INTEREST

     The Debentures will bear interest at 6.55% per annum from October 15, 1995, payable semi-annually in arrears on April 15 and October 15, of each year. The first Interest Payment Date will be April 15, 1996, and will include interest accrued from October 15, 1995. The interest to be paid on each Debenture on each Interest Payment Date will be paid to the Person in whose name such Debenture (or any Predecessor Debenture) is registered at the close of business on the preceding April 1 or October 1, as the case may be. (SECTION 307).

REDEMPTION AT THE OPTION OF HOLDER

     The Debentures may be redeemed on October 15, 2005, at the option of the registered holders of the Debentures, at 100 percent of their principal amount together with accrued interest to October 15, 2005. In order for a holder to exercise this option, the Corporation must receive at its office or agency in New York, New York, during the period beginning on August 15, 2005, and ending at 5:00 PM (New York City time) on September 15, 2005 (or, if September 15, 2005, is not a Business Day, the next succeeding Business Day), the Debenture with the form entitled "Option to Require Redemption on October 15, 2005" on the reverse of the Debenture duly completed. Any such notice received by the Corporation during the period beginning on August 15, 2005, and ending at 5:00 PM (New York City time) on September 15, 2005, shall be irrevocable. The redemption option may be exercised by the holder of a Debenture for less than the entire principal amount of the Debentures held by such holder, so long as the principal amount that is to be redeemed is equal to $1,000 or an integral multiple of $1,000. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any Debenture for redemption will be determined by the Corporation, whose determination will be final and binding.

                                USE OF PROCEEDS
     The Corporation currently intends to use the net proceeds from the sale of the Debentures for general corporate purposes, which may include the reduction of indebtedness, investments at the holding company level, investments in, or extensions of credit to, its banking and other subsidiaries and other banks and companies engaged in other financial service activities, possible acquisitions and the repurchase of capital stock. Pending such use, the net proceeds may be temporarily invested. The precise amounts and timing of the application of proceeds will depend upon the funding requirements of the Corporation and its subsidiaries and the availability of other funds.
     Based upon the historical and anticipated future growth of the Corporation and the financial needs of its subsidiaries, the Corporation may engage in additional financings of a character and amount to be determined as the need arises.
                              RECENT DEVELOPMENTS

CERTAIN FINANCIAL DATA FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1995


     The Corporation's earnings applicable to common stockholders were $255 million in the third quarter of 1995, up from $249 million in the second quarter of 1995 and $235 million in the third quarter a year ago. On a per common share basis, earnings increased to $1.50, compared with $1.45 in the second quarter of 1995 and $1.35 in the third quarter a year ago.


     The Corporation had a return on average assets of 1.16 percent and a return on average common stockholders' equity of 17.71 percent in the third quarter of 1995, compared with 1.25 percent and 17.71 percent, respectively, in the second quarter of 1995 and 1.31 percent and 17.29 percent, respectively, in the third quarter of 1994.

     In the first nine months ended September 30, 1995, net income applicable to common stockholders was $734 million, or $4.27 per share, compared with $675 million, or $3.94 in the first nine months of 1994.


     Tax-equivalent net interest income increased to $860 million from $836 million in the second quarter of 1995 and $799 million in the third quarter of 1994.


     Nonperforming assets were $562 million, or .91 percent of loans and foreclosed properties, at September 30, 1995, compared with $569 million, or .95 percent, at June 30, 1995, and $654 million, or 1.26 percent, at September 30, 1994. Annualized net charge-offs as a percentage of average net loans were .32 percent in the third quarter of 1995, compared with .44 percent in the second quarter of 1995 and .38 percent in the third quarter of 1994. The loan loss provision was $49 million in the third quarter of 1995, compared with $44 million in the second quarter of 1995 and $25 million in the third quarter of 1994.


     Net loans at September 30, 1995, were $61.8 billion, compared with $60.0 billion at the end of the second quarter of 1995 and $51.6 billion a year ago. Deposits were $59.8 billion at September 30, 1995, compared with $53.7 billion a year ago. Total stockholders' equity was $5.7 billion at September 30, 1995, compared with $5.6 billion a year ago.


     At September 30, 1995, the Corporation had assets of $86.8 billion.


FIRST FIDELITY BANCORPORATION MERGER


     On June 18, 1995, the Corporation entered into an agreement (the "FFB Merger Agreement") with First Fidelity Bancorporation ("FFB"), which provides, among other things, for (i) the merger of FFB with and into a wholly-owned subsidiary of the Corporation (the "FFB Merger"), (ii) the exchange of each outstanding share of FFB common stock for 1.35 shares of the Corporation's common stock ("FUNC Common Stock"), subject to possible adjustment in certain circumstances, and (iii) the exchange of each share of the three outstanding series of FFB preferred stock for one share of one of three new series of the Corporation's Class A Preferred Stock having substantially identical terms as the relevant series of FFB preferred stock, all subject to the terms and conditions contained in the FFB Merger Agreement. FFB is a bank holding company with $35.3 billion in assets as of September 30, 1995, and has banking offices in New Jersey, Pennsylvania, New York, Connecticut, Delaware and Maryland.

     In connection with the execution of the FFB Merger Agreement, FFB granted an option to the Corporation to purchase, under certain circumstances, up to
19.9 percent of the outstanding shares of FFB common stock at a per share exercise price equal to $59.00, and the Corporation granted an option to FFB to purchase, under certain circumstances, up to 19.9 percent of the outstanding shares of FUNC Common Stock at a per share exercise price equal to $45.625.

     Also, in connection with the execution of the FFB Merger Agreement, Banco Santander, S.A. ("Santander"), the owner of approximately 30 percent of the outstanding shares of FFB common stock, agreed, among other things, to vote the FFB shares held by it in favor of the FFB Merger Agreement. Following consummation of the FFB Merger, Santander is expected to own approximately 11 percent of the outstanding shares of FUNC Common Stock. The required Corporation and FFB stockholder approvals with respect to the FFB Merger were obtained on October 3, 1995.


     The FFB Merger, which will be accounted for as a pooling of interests, is expected to be consummated on or before January 1, 1996, subject to the receipt of regulatory approvals and to other conditions set forth in the FFB Merger Agreement. No assurance can be given that the FFB Merger will be consummated or as to the timing of such consummation.


     Based on the closing price of FUNC Common Stock on the New York Stock Exchange Composite Transactions tape on June 16, 1995 ($47.625), the transaction would be valued at approximately $5.4 billion and represent a purchase price of $64.29 for each share of FFB common stock.


     Prior to consummation of the FFB Merger, FFB and the Corporation may purchase up to 5.5 million shares of FFB common stock or 7.4 million shares of FUNC Common Stock, or some combination of the two. Approximately 105 million shares of FUNC Common Stock are expected to be issued in the

FFB Merger (net of the foregoing purchases). From June 19, 1995 to the date hereof, 8.4 million shares of FUNC Common Stock have been purchased by the Corporation at a cost of $411 million, 2.9 million shares of FFB common stock have been purchased by the Corporation at a cost of $181 million, and 250,000 shares of FFB series B convertible preferred stock have been purchased by the Corporation at a cost of $12 million. The shares of FUNC Common Stock purchased by the Corporation include shares purchased in connection with certain of the Purchase Acquisitions (as hereinafter defined). See Notes (2) and (3) to "Pro Forma Financial Information".

     Following consummation of the FFB Merger, the current Chairman and Chief Executive Officer of FFB, Anthony P. Terracciano, will join Edward E. Crutchfield and John R. Georgius in an "Office of the Chairman" of the Corporation. Mr. Crutchfield will continue to serve as Chairman and Chief Executive Officer, Mr. Georgius, the current President of the Corporation, will serve as Vice Chairman and Mr. Terracciano will serve as President of the Corporation. Additionally, six FFB directors, including Mr. Terracciano and a representative of Santander, will join the Corporation's Board of Directors following consummation of the FFB Merger.
     For information concerning certain additional completed and pending acquisitions by the Corporation, see Note (3) to "Pro Forma Financial Information". See also "The Corporation" in the accompanying Prospectus.
1995 AND 1996 EARNINGS ESTIMATES

     The Corporation estimates stand-alone earnings for 1995 and 1996 of approximately $5.75 and $6.55 in net income per share of FUNC Common Stock, respectively. Theses estimates are based on several assumptions, including management's expectations for its existing markets and for the Purchase Acquisitions, in addition to certain other purchase accounting acquisitions that were completed in 1994. See Note (3) to "Pro Forma Financial Information".


     The Corporation estimates post-FFB Merger net income per share of FUNC Common Stock of approximately $5.29 for 1995, and approximately $6.31 for 1996. These estimates exclude a currently estimated FFB Merger-related charge of $270 million, or $.97 per share of FUNC Common Stock, which will be recorded in the appropriate period based on the consummation date of the FFB Merger. The Corporation's estimates of post-FFB Merger earnings for 1995 and 1996 are based, in part, on estimated stand-alone earnings for FFB for 1995 and 1996 of approximately $5.45 and $5.90, respectively, in fully-diluted net income per share of FFB common stock. As is the case with the Corporation's stand-alone estimates, the estimates for FFB are based on several assumptions, including expectations for its existing markets. The Corporation's estimated post-FFB Merger estimates are based on several assumptions in addition to the assumptions referred to above with respect to stand-alone earnings estimates for the Corporation and FFB, including, without limitation, the following:

          (Bullet) The FFB Merger will be consummated on or before January 1,
                   1996.
          (Bullet) The Corporation will have average shares of FUNC Common Stock outstanding of approximately 279 million in 1995 and 284 million in 1996, including an estimated 105 million shares to be issued in the FFB Merger (net of the purchases referred to under Note (2) to "Pro Forma Financial Information").
          (Bullet) Before-tax expense savings resulting from the FFB Merger of approximately $16 million in 1995 and $106 million in 1996, or approximately $10 million and $64 million, respectively, after tax. These estimates assume that approximately five percent of the combined Corporation/FFB pre-FFB Merger annual expenses are eliminated within 18 months of the consummation date of the FFB Merger.
          (Bullet) Before-tax revenue enhancements relating to the FFB Merger of approximately $79 million in 1996, or approximately $48 million after tax. These estimates are primarily based on an analysis of fee income generating products currently offered by the Corporation which either are not offered by FFB or are offered by FFB on a more limited basis.
          (Bullet) Before-tax earnings resulting from excess capital generated by the FFB Merger of approximately $25 million in 1996, or approximately $15 million after tax. These estimates assume
                                      S-5
                   that all tangible common equity generated by the FFB Merger in excess of 5.50 percent is converted into assets which earn a 100 basis points before-tax spread, or a 60 basis points after-tax spread.
     The estimated $270 million FFB Merger-related charge is summarized below:

(In millions, after tax)
Severance and change in control related obligations...............................   $105
Fixed asset write-downs and vacant space accrual..................................     40
Accelerated disposition of owned real estate......................................     30
Service contract terminations.....................................................     30
Professional fees.................................................................     30
Other.............................................................................     35
Total.............................................................................   $270

     The FFB Merger-related charge includes approximately $65 million in non-cash charges. Cash payments included in the FFB Merger-related charge are expected to be completed by the end of the second quarter of 1996. The "Other" category includes FFB Merger-related amounts, none of which exceeds $8 million. The amounts included in the $270 million FFB Merger-related charge are subject to change prior to the consummation date of the FFB Merger. The estimates include assumptions about the timing of the consummation of the FFB Merger and number of employees that will be voluntarily or involuntarily terminated. Changes in those assumptions could result in a change in the FFB Merger-related charge.
     As with all estimates of the type indicated above, there are many factors, such as changes in economic or competitive conditions, changes in legislation or regulation or the failure of any of the underlying assumptions to be correct, that are beyond the Corporation's or FFB's control. These factors could affect actual results. As a result, and because of the subjective aspect of any estimate, there are likely to be differences between such estimates and the actual results, which differences could be material. These estimates are necessarily speculative in nature and no assurance can be given that these estimates will be realized.
                 PRO FORMA COMPUTATIONS OF CONSOLIDATED RATIOS
                          OF EARNINGS TO FIXED CHARGES
                           (THE CORPORATION AND FFB)

                                                           SIX MONTHS
                                                         ENDED JUNE 30,            YEARS ENDED DECEMBER 31,
                                                              1995           1994    1993    1992    1991    1990
Excluding interest on deposits........................        2.98x          3.55    3.95    2.71    1.80    1.22
Including interest on deposits........................        1.58x          1.73    1.70    1.32    1.17    1.06

     For purposes of computing these ratios, earnings represent income from continuing operations before extraordinary items and cumulative effect of a change in accounting principle plus income taxes and fixed charges (excluding capitalized interest). Fixed charges, excluding interest on deposits, represent interest (other than on deposits, but including capitalized interest), one-third (the proportion deemed representative of the interest factor) of rents and all amortization of debt issuance costs. Fixed charges, including interest on deposits, represent all interest (including capitalized interest), one-third (the proportion deemed representative of the interest factor) of rents and all amortization of debt issuance costs.
                      SELECTED CONSOLIDATED FINANCIAL DATA
     The following is selected unaudited consolidated financial information for the Corporation for each of the five years ended December 31, 1994, and for the six months ended June 30, 1995 and June 30, 1994. The summary below should be read in conjunction with the consolidated financial statements of the Corporation, and the related notes thereto, and the other detailed information contained in the Corporation's 1994 Annual Report on Form 10-K, the Corporation's 1995 Second Quarter Report on Form 10-Q, and the Corporation's 1995 Current Reports on Form 8-K, which are incorporated herein by reference.
                                      S-6

THE CORPORATION (HISTORICAL)

                                                   SIX MONTHS ENDED
                                                       JUNE 30,                           YEARS ENDED DECEMBER 31,
                                                   1995         1994        1994        1993        1992        1991        1990
CONSOLIDATED SUMMARIES OF INCOME
 (In thousands, except per share data)
 Interest income............................... $ 3,000,417   2,397,814   5,094,661   4,556,332   4,479,385   4,647,440   4,829,520
 Interest expense..............................   1,406,547     919,916   2,060,946   1,790,439   2,020,968   2,742,996   3,094,334
 Net interest income...........................   1,593,870   1,477,898   3,033,715   2,765,893   2,458,417   1,904,444   1,735,186
 Provision for loan losses.....................      76,500      50,000     100,000     221,753     414,708     648,284     425,409
 Net interest income after provision for loan
   losses......................................   1,517,370   1,427,898   2,933,715   2,544,140   2,043,709   1,256,160   1,309,777
 Securities available for sale transactions....       4,878       1,365     (11,507)     25,767      34,402          --          --
 Investment security transactions..............       1,450       1,309       4,006       7,435      (2,881)    155,048       7,884
 Noninterest income............................     628,042     551,792   1,166,470   1,165,086   1,032,651     914,511     690,672
 Noninterest expense...........................   1,399,441   1,291,061   2,677,228   2,521,647   2,526,678   1,905,918   1,680,973
 Income before income taxes....................     752,299     691,303   1,415,456   1,220,781     581,203     419,801     327,360
 Income taxes..................................     266,254     239,224     490,076     403,260     196,152      71,070      64,993
 Net income....................................     486,045     452,079     925,380     817,521     385,051     348,731     262,367
 Dividends on preferred stock..................       7,029      11,927      25,353      24,900      31,979      34,570      33,868
 Net income applicable to common stockholders
   before redemption premium...................     479,016     440,152     900,027     792,621     353,072     314,161     228,499
 Redemption premium on preferred stock.........          --          --      41,355          --          --          --          --
 Net income applicable to common stockholders
   after redemption premium.................... $   479,016     440,152     858,672     792,621     353,072     314,161     228,499
PER COMMON SHARE DATA
 Net income before redemption premium.......... $      2.77        2.59        5.22        4.73        2.23        2.24        1.68
 Net income after redemption premium...........        2.77        2.59        4.98        4.73        2.23        2.24        1.68
 Cash dividends................................         .92         .80        1.72        1.50        1.28        1.12        1.08
 Book value....................................       33.39       29.54       30.66       28.90       25.25       23.23       21.81
CASH DIVIDENDS PAID ON COMMON STOCK
 In thousands..................................     158,418     135,520     297,902     243,845     167,601     126,029     116,696
CONSOLIDATED PERIOD-END BALANCE SHEET ITEMS
 (In thousands)
 Assets........................................  83,101,612  72,604,401  77,313,505  70,786,969  63,828,031  59,273,177  54,588,410
 Loans, net of unearned income.................  60,020,507  48,925,495  54,029,752  46,876,177  41,923,767  41,383,580  36,050,719
 Deposits......................................  58,842,024  53,772,260  58,958,273  53,742,411  49,150,965  47,176,223  38,194,268
 Long-term debt................................   5,376,283   3,129,444   3,428,514   3,061,944   3,151,260   2,630,930   1,850,860
 Preferred stockholders' equity................          --     284,041          --     284,041     297,215     397,356     317,011
 Common stockholders' equity...................   5,736,847   5,104,540   5,397,517   4,923,584   4,161,948   3,463,441   2,983,361
 Total stockholders' equity.................... $ 5,736,847   5,388,581   5,397,517   5,207,625   4,459,163   3,860,797   3,300,372
 Preferred shares outstanding..................          --       6,318          --       6,318       6,846      10,851       7,293
 Common shares outstanding.....................     171,837     172,797     176,034     170,338     164,849     149,112     136,777
CONSOLIDATED AVERAGE BALANCE SHEET ITEMS
 (In thousands)
 Assets........................................ $78,881,692  71,088,849  72,670,694  68,101,222  61,145,974  55,095,439  52,124,595
 Loans, net of unearned income.................  56,153,699  46,775,003  49,055,215  43,631,410  41,270,991  37,314,358  35,877,585
 Deposits......................................  57,464,423  52,147,743  53,244,751  50,248,848  47,173,706  40,482,433  36,209,083
 Long-term debt................................   4,264,879   3,143,570   3,213,607   3,006,560   2,789,653   2,187,595   1,587,497
 Common stockholders' equity*..................   5,611,065   5,062,377   5,282,412   4,550,048   3,889,256   3,131,716   2,937,441
 Total stockholders' equity*................... $ 5,611,065   5,346,417   5,554,390   4,839,397   4,213,896   3,467,437   3,244,473
 Common shares outstanding.....................     172,745     169,689     172,543     167,692     158,683     140,003     135,622
CONSOLIDATED PERCENTAGES
 Net income applicable to common stockholders
   before redemption premium to average common
   stockholders' equity........................       17.22%**      17.53**      17.04      17.42       9.08      10.03        7.78
 Net income applicable to common stockholders
   after redemption premium to average common
   stockholders' equity........................       17.22**      17.53**      16.26      17.42       9.08       10.03        7.78
 Net income to:
   Average total stockholders' equity..........       17.47**      17.05**      16.66      16.89       9.14       10.06        8.09
   Average assets..............................        1.24**       1.28**       1.27       1.20        .63         .63         .50
 Average stockholders' equity to average
   assets......................................        6.96        7.01        7.52        7.11        6.89        6.29        6.22
 Allowance for loan losses to:
   Net loans...................................        1.61        2.06        1.81        2.18        2.24        2.06        1.95
   Nonaccrual and restructured loans...........         222         192         245         147          96          72          77
   Nonperforming assets........................         170         152         175         111          70          50          56
 Net charge-offs to average net loans..........         .38**        .27**        .33        .58        .86        1.48         .68
 Nonperforming assets to loans, net and
   foreclosed properties.......................         .95        1.35        1.03        1.95        3.19        4.10        3.42
 Capital ratios:***
   Tier 1 capital..............................        6.86        9.30        7.76        9.14        9.22        7.56        6.53
   Total capital...............................       11.58       14.68       12.94       14.64       14.31       11.76       10.83
   Leverage....................................        5.74        6.67        6.12        6.13        6.55        5.31        4.90
 Net interest margin...........................        4.61%**       4.78**       4.77       4.78       4.77       4.08        3.99

 * Average common stockholders' equity and total stockholders' equity exclude net unrealized losses on debt and equity securities in 1995 and 1994.
 ** Annualized.
*** Risk-based capital ratio guidelines require a minimum ratio of Tier 1 capital to risk-weighted assets of four percent and total capital to risk-weighted assets of eight percent. The minimum leverage ratio of Tier 1 capital to adjusted average quarterly assets is from three to five percent. Capital ratios are not restated for pooling of interests acquisitions.
                                      S-7

                        PRO FORMA FINANCIAL INFORMATION
                   PRO FORMA COMBINED CONDENSED BALANCE SHEET
        (THE CORPORATION, THE FFB MERGER AND THE PURCHASE ACQUISITIONS)
                                 JUNE 30, 1995
                                  (UNAUDITED)

   The following unaudited pro forma combined condensed balance sheet combines the consolidated historical balance sheets of the Corporation, FFB and the companies involved in the Purchase Acquisitions pending at June 30, 1995, or announced between July 1, 1995 and the date hereof, assuming the companies had been combined as of June 30, 1995, on a pooling of interests accounting basis with respect to the FFB Merger, and on a purchase accounting basis with respect to such Purchase Acquisitions.

                                THE                     PRO FORMA    PRO FORMA     PURCHASE     PRO FORMA    PRO FORMA
      (IN THOUSANDS)        CORPORATION      FFB       ADJUSTMENTS   COMBINED    ACQUISITIONS  ADJUSTMENTS   COMBINED
ASSETS
Cash and due from banks.... $3,191,431     1,750,833           --     4,942,264       84,413     (595,981)    4,430,696
Interest-bearing
  balances.................    446,712       455,033           --       901,745       67,273           --       969,018
Federal funds sold and
  securities purchased
  under resale
  agreements...............  2,052,236       703,375           --     2,755,611        8,275           --     2,763,886
  Total cash and cash
  equivalents..............  5,690,379     2,909,241           --     8,599,620      159,961     (595,981)    8,163,600
Trading account assets.....  1,559,021       100,529           --     1,659,550           --           --     1,659,550
Securities available for
  sale.....................  7,353,926     2,409,976           --     9,763,902      381,101           --    10,145,003
Investment securities......  3,583,906     3,877,896           --     7,461,802    1,577,325      (28,790)    9,010,337
Loans, net of unearned
  income................... 60,020,507    23,999,147           --    84,019,654    5,575,914       (6,473)   89,589,095
  Allowance for loan
  losses...................   (969,122 )    (565,450)          --    (1,534,572)     (45,706)          --    (1,580,278)
  Loans, net............... 59,051,385    23,433,697           --    82,485,082    5,530,208       (6,473)   88,008,817
Premises and equipment.....  1,881,947       428,328           --     2,310,275       59,022      (14,645)    2,354,652
Due from customers on
  acceptances..............    383,289       161,355           --       544,644           --           --       544,644
Mortgage servicing
  rights...................    101,024        47,101           --       148,125       12,694        8,792       169,611
Credit card premium........     51,005            --           --        51,005           --           --        51,005
Other intangible assets....  1,395,368       809,040           --     2,204,408       70,814      412,390     2,687,612
Other assets...............  2,050,362     1,184,618           --     3,234,980      210,032        1,155     3,446,167
  Total assets............. $83,101,612   35,361,781           --   118,463,393    8,001,157     (223,552)  126,240,998
LIABILITIES AND
  STOCKHOLDERS' EQUITY
Deposits
  Noninterest-bearing...... 10,854,459     5,195,045           --    16,049,504      115,570           --    16,165,074
  Interest-bearing......... 47,987,565    23,623,878           --    71,611,443    5,209,243           --    76,820,686
    Total deposits......... 58,842,024    28,818,923           --    87,660,947    5,324,813           --    92,985,760
Short-term borrowings...... 11,012,715     2,020,966           --    13,033,681    1,750,452           --    14,784,133
Bank acceptances
  outstanding..............    383,289       161,355           --       544,644           --           --       544,644
Other liabilities..........  1,750,454       744,470           --     2,494,924      144,846       (3,632)    2,636,138
Long-term debt.............  5,376,283       676,750           --     6,053,033      247,829           --     6,300,862
    Total liabilities...... 77,364,765    32,422,464           --   109,787,229    7,467,940       (3,632)  117,251,537
STOCKHOLDERS' EQUITY
Preferred stock............         --       219,219           --       219,219           --           --       219,219
Common stock...............    572,790        81,999      271,939       926,728       16,907        4,973       948,608
Paid-in capital............  1,260,261     1,255,143     (437,293)    2,078,111      390,804      (99,387)    2,369,528
Retained earnings..........  3,912,179     1,556,804           --     5,468,983      128,674     (128,674)    5,468,983
Less: Treasury stock.......         --      (165,354)     165,354            --       (3,329)       3,329            --
Unrealized loss on debt and
  equity securities........     (8,383 )      (8,494)          --       (16,877)         161         (161)      (16,877)
    Total stockholders'
    equity.................  5,736,847     2,939,317           --     8,676,164      533,217     (219,920)    8,989,461
    Total liabilities and
      stockholders'
      equity............... $83,101,612   35,361,781           --   118,463,393    8,001,157     (223,552)  126,240,998

See accompanying notes to pro forma financial information.
                                      S-8

               PRO FORMA COMBINED CONDENSED STATEMENTS OF INCOME
                (THE CORPORATION AND THE PURCHASE ACQUISITIONS)
                                  (UNAUDITED)
   The following unaudited pro forma combined condensed statements of income present the combined statements of income of the Corporation and the companies involved in the Purchase Acquisitions, assuming the companies had been combined for each period presented on a purchase accounting basis (effective as of January 1, 1994).

                                                                THE          PURCHASE       PRO FORMA     PRO FORMA
(IN THOUSANDS EXCEPT PER SHARE DATA)                        CORPORATION    ACQUISITIONS    ADJUSTMENTS    COMBINED
SIX MONTHS ENDED JUNE 30, 1995
Interest income..........................................   $3,000,417        377,671         (40,193)    3,337,895
Interest expense.........................................    1,406,547        240,696              --     1,647,243
Net interest income......................................    1,593,870        136,975         (40,193)    1,690,652
Provision for loan losses................................       76,500          4,130              --       80,630
Net interest income after provision for loan losses......    1,517,370        132,845         (40,193)    1,610,022
Securities available for sale transactions...............        4,878         (3,679)             --        1,199
Investment security transactions.........................        1,450             --              --        1,450
Noninterest income.......................................      628,042         29,339              --      657,381
Noninterest expense......................................    1,399,441        179,316          20,111     1,598,868
Income before income taxes...............................      752,299        (20,811)        (60,304)     671,184
Income taxes.............................................      266,254            990         (19,709)     247,535
Net income...............................................      486,045        (21,801)        (40,595)     423,649
Dividends on preferred stock.............................        7,029             --              --        7,029
Net income applicable to common stockholders.............      479,016        (21,801)        (40,595)     416,620
Pro forma per common share data
  Net income available to common stockholders............   $     2.77                                        2.32
  Average common shares (in thousands)...................      172,745                                     179,310
                                                                THE          PURCHASE       PRO FORMA     PRO FORMA
(IN THOUSANDS EXCEPT PER SHARE DATA)                        CORPORATION    ACQUISITIONS    ADJUSTMENTS    COMBINED
YEAR ENDED DECEMBER 31, 1994
Interest income..........................................   $5,094,661        786,606         (80,286)    5,800,981
Interest expense.........................................    2,060,946        453,964              --     2,514,910
Net interest income......................................    3,033,715        332,642         (80,286)    3,286,071
Provision for loan losses................................      100,000          1,643              --      101,643
Net interest income after provision for loan losses......    2,933,715        330,999         (80,286)    3,184,428
Securities available for sale transactions...............      (11,507 )        2,647              --       (8,860 )
Investment security transactions.........................        4,006             --              --        4,006
Noninterest income.......................................    1,166,470         55,018              --     1,221,488
Noninterest expense......................................    2,677,228        270,493          52,677     3,000,398
Income before income taxes...............................    1,415,456        118,171        (132,963)    1,400,664
Income taxes.............................................      490,076         38,119         (40,535)     487,660
Net income...............................................      925,380         80,052         (92,428)     913,004
Dividends on preferred stock.............................       25,353             --              --       25,353
Net income applicable to common stockholders before
  redemption premium.....................................      900,027         80,052         (92,428)     887,651
Redemption premium on preferred stock....................       41,355             --              --       41,355
Net income applicable to common stockholders after
  redemption premium.....................................   $  858,672         80,052         (92,428)     846,296
Pro forma per common share data
  Net income available to common stockholders before
    redemption premium...................................   $     5.22                                        5.06
  Net income available to common stockholders after
    redemption premium...................................   $     4.98                                        4.82
  Average common shares (in thousands)...................      172,543                                     175,554

See accompanying notes to pro forma financial information.
                                      S-9

               PRO FORMA COMBINED CONDENSED STATEMENTS OF INCOME
        (THE CORPORATION, THE FFB MERGER AND THE PURCHASE ACQUISITIONS)
                                  (UNAUDITED)
   The following unaudited pro forma combined condensed statements of income present the combined statements of income of the Corporation, FFB and the companies involved in the Purchase Acquisitions, assuming the companies had been combined for each period presented on a pooling of interests accounting basis with respect to the FFB Merger, and on a purchase accounting basis as to the Purchase Acquisitions (for the six months ended June 30, 1995, and the year ended December 31, 1994, only).

                                    SIX MONTHS ENDED
(DOLLARS IN THOUSANDS, EXCEPT           JUNE 30,                              YEARS ENDED DECEMBER 31,
  PER SHARE DATA)                   1995         1994         1994         1993         1992         1991         1990
Interest income...............   $4,493,006    3,434,281    7,937,133    6,601,528    6,608,666    7,031,400    7,549,088
Interest expense..............    2,112,573    1,254,749    3,246,946    2,481,952    2,941,680    4,070,885    4,806,471
Net interest income...........    2,380,433    2,179,532    4,690,187    4,119,576    3,666,986    2,960,515    2,742,617
Provision for loan losses.....      100,630       94,000      180,643      369,753      642,708      946,284      923,409
Net interest income after
  provision for loan losses...    2,279,803    2,085,532    4,509,544    3,749,823    3,024,278    2,014,231    1,819,208
Securities available for sale
  transactions................       15,242       10,173        8,860       25,767       34,402           --           --
Investment security
  transactions................        1,450        1,309        4,006       14,452        1,944      208,614       32,271
Noninterest income............      864,592      738,949    1,620,712    1,541,569    1,360,202    1,254,635    1,028,755
Noninterest expense...........    2,135,961    1,816,102    4,070,027    3,536,346    3,443,524    2,777,665    2,564,124
Income before income taxes....    1,025,126    1,019,861    2,073,095    1,795,265      977,302      699,815      316,110
Income taxes..................      373,284      347,323      709,028      578,912      278,514      129,843       59,868
Net income....................      651,842      672,538    1,364,067    1,216,353      698,788      569,972      256,242
Dividends on preferred
  stock.......................       17,350       22,204       46,020       45,553       53,040       51,746       47,151
Net income applicable to
  common stockholders before
  redemption premium..........      634,492      650,334    1,318,047    1,170,800      645,748      518,226      209,091
Redemption premium on
  preferred stock.............           --           --       41,355           --           --           --           --
Net income applicable to
  common stockholders after
  redemption premium..........   $  634,492      650,334    1,276,692    1,170,800      645,748      518,226      209,091
PRO FORMA PER COMMON
  SHARE DATA
  Net income applicable to
    common stockholders before
    redemption
    premium...................   $     2.22         2.32         4.63         4.30         2.53         2.34          .97
  Net income applicable to
    common stockholders after
    redemption premium........   $     2.22         2.32         4.48         4.30         2.53         2.34          .97
Average common shares (in
  thousands)..................      285,492      280,153      284,673      272,439      255,384      221,469      215,529
THE CORPORATION HISTORICAL PER
  COMMON SHARE DATA
  Net income applicable to
    common stockholders before
    redemption
    premium...................   $     2.77         2.59         5.22         4.73         2.23         2.24         1.68
  Net income applicable to
    common stockholders after
    redemption premium........   $     2.77         2.59         4.98         4.73         2.23         2.24         1.68
Average common shares (in
  thousands)..................      172,745      169,689      172,543      167,692      158,683      140,003      135,622

See accompanying notes to pro forma financial information.
                                      S-10

                    NOTES TO PRO FORMA FINANCIAL INFORMATION

(1) The pro forma information presented is not necessarily indicative of the results of operations or the combined financial position that would have resulted had the FFB Merger and the Purchase Acquisitions been consummated at the beginning of the applicable periods indicated, nor is it necessarily indicative of the results of operations in future periods or the future financial position of the combined entities. Consummation of the FFB Merger or any of the pending Purchase Acquisitions is not contingent upon consummation of any other of such acquisitions. Consummation of one or all of the pending Purchase Acquisitions prior to consummation of the FFB Merger would not materially impact the results of operations of the Corporation. Pro forma financial information for the Purchase Acquisitions assumes such acquisitions were consummated on January 1, 1994, and, except as otherwise indicated, reflects information from such date to their respective consummation dates (or to June 30, 1995, with respect to the Purchase Acquisitions pending as of June 30, 1995, or announced between July 1, 1995 and the date hereof). Pro forma financial information with respect to the FFB Merger assumes the FFB Merger was consummated as of the beginning of each of the periods indicated.

(2) It is assumed that the FFB Merger will be accounted for on a pooling of interests accounting basis, and accordingly, the related pro forma adjustments herein reflect, where applicable, an exchange ratio of (i) 1.35 shares of FUNC Common Stock for each of the 81,998,930 shares of FFB common stock (less 3,345,884 treasury shares) which were outstanding at June 30, 1995; and (ii) one share of one of three corresponding new series of the Corporation's Class A Preferred Stock for each share of the related three series of FFB preferred stock outstanding at June 30, 1995, one series of which includes 4,368,848 shares of convertible preferred stock, which were then convertible into 3,408,138 shares of FFB common stock. The three new series of the Corporation's Class A Preferred Stock will have substantially identical terms as the related series of FFB preferred stock. The 1.35 exchange ratio is subject to possible increase under certain circumstances. As a result, information was adjusted for the FFB Merger by the (i) addition of 106,181,612 shares of FUNC Common Stock amounting to $353,938,000; (ii) elimination of 81,998,930 shares of FFB common stock amounting to $81,999,000; (iii) cancellation of 3,345,884 treasury shares of FFB at a cost of $165,354,000; and (iv) recordation of the remaining net amount of $437,293,000 as a reduction in paid-in capital at June 30, 1995.
    The pro forma financial information presented herein does not give effect to the possible purchase by the Corporation and/or FFB of up to 5.5 million shares of FFB common stock or 7.4 million shares of FUNC Common Stock, or some combination of the two (the "FFB Acquisition Shares"), prior to consummation of the FFB Merger. From June 19, 1995 to the date hereof, the Corporation has purchased 2.9 million shares of FFB common stock at a cost of $181 million, and 250,000 shares of FFB series B preferred stock at a cost of $12 million.
    As of June 30, 1995, the Corporation and FFB had 14,441,144 and 6,788,278 shares of common stock reserved for issuance, respectively, (excluding, as to the Corporation, shares reserved for issuance in connection with the FFB Merger, the Purchase Acquisitions then pending, or upon exercise of the rights attached to shares of FUNC Common Stock), which are not included in the pro forma financial information presented herein.
    For the six months ended June 30, 1995, FFB had net income applicable to common stockholders of $217,872,000.

(3) During the period from January 1, 1994 through the date hereof, the Corporation has completed or has pending on the date hereof, the following acquisitions (the "Purchase Acquisitions"): (i) the acquisition of BancFlorida Financial Corporation (completed in August 1994) with assets of $1.6 billion for 3.6 million shares of FUNC Common Stock valued at $161 million, (ii) the acquisitions of First Florida Savings Bank, FSB (completed in April 1995), Ameribanc Investors Group (completed in April 1995), Coral Gables Fedcorp, Inc. (completed in May 1995), and Home Federal Savings Bank of Rome, Georgia (completed in August 1995), at an aggregate cost of $623 million in cash, and (iii) the acquisitions of American Savings of Florida, F.S.B. (completed in July 1995), United Financial Corporation of South Carolina, Inc. (completed on October 5, 1995), and Columbia First Bank, a Federal Savings Bank, RS Financial Corp., and Brentwood National Bank (each of which is pending on the date hereof) for an estimated 16.5 million shares of FUNC Common Stock valued at an estimated $785 million.

    In addition to the foregoing Purchase Acquisitions, during 1994, the Corporation completed the following purchase accounting acquisitions: (i) the December 1994 purchase of a DE MINIMUS amount of loans, and the purchase of deposits from Chase Manhattan Bank of Florida, N.A. ("Chase") and Great Western Federal Savings Bank ("Great Western"), which in the aggregate amounted to $1.8 billion, at an aggregate cost of approximately $137 million, and (ii) the purchase of deposits of Jacksonville Federal Savings Association, Citizens Federal Savings Association, Cobb Federal Savings Association and Hollywood Federal Savings Association from the Resolution Trust Corporation ("RTC") in the aggregate amount of $640 million, at an aggregate cost of $68 million. Purchases of deposits from Chase, Great Western and the RTC do not constitute a sufficient continuity of operations, and moreover, additional financial data is not available to develop meaningful and reliable pro forma income statement information with respect to such acquisitions. Accordingly, the pro forma financial information presented herein includes such acquisitions at their recorded costs and does not include any pro forma adjustments related thereto.
    Goodwill and deposit base premium of approximately $701 million and $378 million, respectively, are currently expected to result from the Purchase Acquisitions.

    In connection with the Purchase Acquisitions in which the consideration involved or will involve the issuance of FUNC Common Stock, the pro forma financial information presented herein includes actual and estimated repurchases of FUNC Common Stock that in the aggregate are estimated to amount to 20.5 million shares at an estimated cost of $932 million. During 1994, the Corporation purchased 4.9 million shares of FUNC Common Stock at a cost of $212 million; during the first six months of 1995, 5.7 million shares at a cost of $249 million; and from July 1, 1995 to the date hereof,
    9.9 million shares at a cost of $471 million.


    In April 1995, the Corporation's Board of Directors authorized the purchase of up to 15 million shares of FUNC Common Stock, which is in addition to the possible purchase of the FFB Acquisition Shares. As of the date hereof, the Corporation has remaining authority to purchase up to 4.3 million shares of FUNC Common Stock, in addition to the FFB Acquisition Shares.

(4) The pro forma adjustment amounts related to the unaudited pro forma combined condensed statements of income reflect a 5.84 percent and 4.08 percent cost of funds for the six months ended June 30, 1995, and the year ended December 31, 1994, respectively, a six-to-ten year straight-line life related to investment securities, a nine-year straight-line life related to loans, a 10-year straight-line life related to premises and equipment and mortgage servicing rights, a 10-year sum-of-the-years digits method related to deposit base premium, and a 25-year straight-line life related to goodwill. For the six months ended June 30, 1995, and the year ended December 31, 1994, these adjustments resulted in: reductions in interest income, net interest income and net interest income after provision for loan losses of $40,193,000 and $80,286,000, respectively; increases in noninterest expense of $20,111,000 and $52,677,000, respectively; reductions in income before income taxes of $60,304,000 and $132,963,000, respectively; reductions in income taxes of $19,709,000 and $40,535,000, respectively; and reductions in net income applicable to common stockholders of $40,595,000 and $92,428,000, respectively.
                                      S-12

    The components of the pro forma adjustments related to interest income and noninterest expense for the six months ended June 30, 1995, and the year ended December 31, 1994, are as follows:

                                                                       SIX MONTHS ENDED       YEAR ENDED
(IN THOUSANDS)                                                          JUNE 30, 1995      DECEMBER 31, 1994
Interest income
  Interest and fees on loans........................................       $ (2,237)                 350
  Interest and dividends on investment securities...................         (2,578)             (19,999)
  Interest-bearing bank balances....................................        (35,378)             (60,637)
       Total interest income........................................        (40,193)             (80,286)
Noninterest expense
  Equipment rentals, depreciation and maintenance...................         (1,125)              (3,190)
  Mortgage servicing amortization...................................          2,088                5,437
  Other amortization
     Goodwill.......................................................         10,585               27,225
     Deposit base premium...........................................          8,563               23,205
       Total noninterest expense....................................         20,111               52,677
Income before income taxes..........................................       $(60,304)            (132,963)

(5) Income per share data has been computed based on the combined historical net income applicable to common stockholders of the Corporation, FFB and the companies involved in the Purchase Acquisitions using the historical weighted average shares outstanding of FUNC Common Stock and the weighted average outstanding shares, adjusted to equivalent shares of FUNC Common Stock, as of the earliest applicable period presented.
(6) Certain insignificant reclassifications have been included herein to conform statement presentations. Transactions conducted in the ordinary course of business between the companies are immaterial, and accordingly, have not been eliminated.

(7) The unaudited pro forma financial information does not include any FFB Merger-related expenses or any material expenses related to the Purchase Acquisitions. A currently estimated after-tax FFB Merger-related charge of approximately $270 million, or $.97 per share of FUNC Common Stock, is expected to be recorded in the appropriate period based on the consummation date of the FFB Merger. See "Recent Developments -- 1995 and 1996 Earnings Estimates".

(8) As indicated by the foregoing unaudited pro forma financial information and based solely on the foregoing assumptions, consummation of the FFB Merger and the Purchase Acquisitions would have diluted the Corporation's historical net income per common share (after redemption premium) for the six months ended June 30, 1995, and the year ended December 31, 1994, by 20 percent and 10 percent, respectively. It should not necessarily be assumed, however, that the foregoing data will represent actual dilution with respect to the FFB Merger or the Purchase Acquisitions.
                                      S-13

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, the Corporation has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase, the principal amount of Debentures set forth opposite its name below.


                                                                            PRINCIPAL
                                                                            AMOUNT OF
                              UNDERWRITER                                     NOTES
Goldman, Sachs & Co. ...................................................   $ 50,000,000
CS First Boston Corporation.............................................     50,000,000
Chemical Securities Inc. ...............................................     50,000,000
J.P. Morgan Securities Inc. ............................................     50,000,000
Morgan Stanley & Co. Incorporated.......................................     50,000,000
       Total............................................................   $250,000,000





     Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the Debentures, if any are taken.


     The Underwriters propose to offer the Debentures in part directly to retail purchasers at the public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price less a concession of 0.375% of the principal amount of the Debentures. The Underwriters may allow, and such dealers may reallow, a concession not to exceed 0.250% of the principal amount of the Debentures to certain brokers and dealers. After the Debentures are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.


     The Debentures are a new issue of securities with no established trading market. The Corporation has been advised by each Underwriter that each such Underwriter intends to make a market in the Debentures but is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Debentures.


     Settlement for the Debentures will be made in immediately available funds. The Debentures will be in the Same Day Funds Settlement System at The Depository Trust Company and, to the extent the secondary market trading in the Debentures is effected through the facilities of such depositary, such trades will be settled in immediately available funds.


     The Corporation has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.


     This Prospectus Supplement and the Prospectus may be used by First Union Capital Markets Corp., an affiliate of the Corporation, in connection with offers and sales related to market-making transactions in the Debentures. First Union Capital Markets Corp. may act as principal or agent in such transactions. Such sales will be made at prices related to prevailing market prices at the time of sale or otherwise.


     Certain of the Underwriters and certain of their affiliates and associates are customers of, including borrowers from, engage in transactions with, and/or perform services for, the Corporation and its subsidiaries, in the ordinary course of business. Also, in the ordinary course of their respective businesses, affiliates of Chemical Securities Inc. and J.P. Morgan Securities Inc. engage, and may in the future engage, in commercial banking and investment banking transactions with the Corporation and its subsidiaries. Certain of the Underwriters have performed investment banking services for the Corporation in the last two years and have received fees in connection therewith.

                                    EXPERTS
     The consolidated balance sheets of the Corporation as of December 31, 1994 and 1993, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1994, included in the Corporation's 1994 Annual Report to Stockholders which is incorporated by reference in the Corporation's 1994 Annual Report on Form 10-K and incorporated by reference herein, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The aforementioned report of KPMG Peat Marwick LLP covering the Corporation's consolidated financial statements refers to a change in the method of accounting for investments in 1994.

     The consolidated statements of condition of FFB as of December 31, 1994 and 1993, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1994, included in FFB's 1994 Annual Report on Form 10-K and incorporated by reference herein, have been incorporated herein by reference in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing. The aforementioned report of KPMG Peat Marwick LLP covering FFB's consolidated financial statements refers to changes in the methods of accounting for income taxes, postretirement benefits other than pensions, postemployment benefits, and investments in debt and equity securities in 1993.

                            FIRST UNION CORPORATION
                                DEBT SECURITIES
       First Union Corporation (the "Corporation" or "FUNC") may offer from time to time an aggregate initial offering price of not more than $2,000,000,000 (or, at the option of the Corporation if so specified in the applicable prospectus supplement or prospectus supplements to this Prospectus (each, a "Prospectus Supplement"), the equivalent thereof in any other currency or currency unit such as the European Currency Unit), of its unsecured debt securities (the "Debt Securities") consisting of unsecured senior debt securities (the "Senior Debt Securities") and/or unsecured subordinated debt securities (the "Subordinated Debt Securities"). The Debt Securities may be offered as separate series in amounts, at maturities, at prices and on terms to be determined at the time of sale as set forth in a Prospectus Supplement or Prospectus Supplements. Although the aggregate initial offering price of the Debt Securities is limited as set forth above, the respective indentures pursuant to which the Senior Debt Securities and the Subordinated Debt Securities are to be issued do not contain any limitation on the aggregate principal amount of the debt securities covered thereby. The Senior Debt Securities when issued will rank on a parity with all other unsecured and unsubordinated indebtedness of the Corporation, and the Subordinated Debt Securities when issued will be subordinated as described herein under "DESCRIPTION OF THE DEBT SECURITIES -- Subordination of the Subordinated Debt Securities".
       When a particular series of Debt Securities is offered, a Prospectus Supplement or Prospectus Supplements will be delivered setting forth the terms of such Debt Securities, including the specific designation, aggregate principal amount, the currency or currency unit in which payments are to be made, denominations, maturity, premium, if any, rate (which may be fixed or variable) and time of payment of interest, if any, terms for redemption at the option of the Corporation or the holder, if any, terms for sinking fund payments, if any, subordination terms, if any, and any other terms of such Debt Securities or otherwise in connection with the offering and sale of the Debt Securities in respect of which the Prospectus Supplement or Prospectus Supplements are being delivered. In addition, the Prospectus Supplement or Prospectus Supplements will set forth the initial public offering price, the names of any underwriters or agents, the principal amounts, if any, to be purchased by underwriters, the compensation of such underwriters and agents, if any, and the net proceeds to the Corporation. The Debt Securities may be issued in definitive or permanent global form.
       The Corporation may sell Debt Securities to or through underwriters, including First Union Capital Markets Corp., an affiliate of the Corporation, acting as principals for their own account or as agents, and also may sell Debt Securities directly to other purchasers or through agents designated from time to time. If the Corporation, directly or through agents, solicits offers to purchase the Debt Securities, the Corporation reserves the sole right to accept and, together with its agents, to reject in whole or in part any proposed purchase of Debt Securities. See "PLAN OF DISTRIBUTION". Any underwriters, dealers or agents participating in the offering may be deemed "underwriters" within the meaning of the Securities Act of 1933 (as amended, the "Securities Act"). See "PLAN OF DISTRIBUTION" for possible indemnification arrangements for underwriters, agents and their controlling persons.
       This Prospectus and the related Prospectus Supplements may be used by First Union Capital Markets Corp. in connection with offers and sales related to market-making transactions in the Debt Securities. First Union Capital Markets Corp. may act as principal or agent in such transactions. Such sales will be made at prices related to prevailing market prices at the time of sale.
       The Securities will be unsecured obligations of the Corporation and will not be savings accounts, deposits or other obligations of any bank or nonbank subsidiary of the Corporation and are not insured by the Federal Deposit Insurance Corporation ("FDIC"), the Bank Insurance Fund ("BIF") or any government agency.
       This Prospectus may not be used to consummate the sale of Debt Securities unless accompanied by a Prospectus Supplement.
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
              EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMIS-
              SION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
               OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
                       REPRESENTATION TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.
               THE DATE OF THIS PROSPECTUS IS SEPTEMBER 7, 1995.

                             AVAILABLE INFORMATION
     The Corporation and First Fidelity Bancorporation ("First Fidelity") are subject to the informational requirements of the Securities Exchange Act of 1934 (as amended, the "Exchange Act") and, in accordance therewith, file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Corporation and First Fidelity can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices in New York (7 World Trade Center, New York, New York 10048) and Chicago (Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661), and copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Corporation's Common Stock, $3.33 1/3 par value per share ("First Union Common Stock"), and First Fidelity's Common Stock, $1.00 par value per share, are each listed and traded on the New York Stock Exchange, Inc. (the "NYSE"). Reports, proxy statements and other information of the Corporation and First Fidelity can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005. This Prospectus does not contain all of the information set forth in the Registration Statement on Form S-3 of which this Prospectus is a part (together with all amendments and exhibits thereto, the "Registration Statement"), which the Corporation has filed with the Commission under the Securities Act, certain portions of which have been omitted pursuant to the rules and regulations of the Commission, and to which reference is hereby made for further information.
     The Commissioner of Insurance (the "Commissioner") of the State of North Carolina has not approved or disapproved this offering nor has the Commissioner passed upon the adequacy of this Prospectus.
                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     The following documents filed by the Corporation with the Commission (File No. 1-10000) under Section 13(a) or 15(d) of the Exchange Act are hereby incorporated by reference in this Prospectus:
     (1) the Corporation's Annual Report on Form 10-K for the year ended December 31, 1994 (the "Form 10-K");
     (2) the Corporation's Quarterly Reports on Form 10-Q for the periods ended March 31, 1995 (as amended by Form 10-Q/A-No. 1 dated May 16, 1995) and June 30, 1995; and
     (3) the Corporation's Current Reports on Form 8-K dated January 13, 1995, June 19, 1995, June 20, 1995, June 21, 1995, June 30, 1995 and August
         30, 1995.
     All documents filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of any Debt Securities are hereby incorporated by reference into this Prospectus and shall be deemed a part hereof from the date of filing of such documents. Any statement contained herein, in any Prospectus Supplement or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained herein, in any Prospectus Supplement or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement, this Prospectus or any Prospectus Supplement.
     THE CORPORATION WILL PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM A COPY OF THIS PROSPECTUS IS DELIVERED, UPON THE WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY OR ALL OF THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN, EXCEPT FOR CERTAIN EXHIBITS TO SUCH DOCUMENTS. WRITTEN REQUESTS SHOULD BE SENT
TO: INVESTOR RELATIONS, FIRST UNION CORPORATION, TWO FIRST UNION CENTER, CHARLOTTE, NORTH CAROLINA 28288-0206. TELEPHONE REQUESTS MAY BE DIRECTED TO
(704) 374-6782.
                                       2

                                THE CORPORATION
     The Corporation was incorporated under the laws of North Carolina in 1967 and is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHCA"). Pursuant to a corporate reorganization in 1968, First Union National Bank of North Carolina ("FUNB-NC") and First Union Mortgage Corporation, a mortgage banking firm acquired by FUNB-NC in 1964, became subsidiaries of the Corporation.
     In addition to North Carolina, the Corporation also operates banking subsidiaries in Florida, South Carolina, Georgia, Tennessee, Virginia, Maryland and Washington, D.C. In addition to providing a wide range of commercial and retail banking and trust services through its banking subsidiaries, the Corporation also provides various other financial services, including mortgage banking, home equity lending, leasing, investment banking, insurance and securities brokerage services, through other subsidiaries.
     The Corporation's principal executive offices are located at One First Union Center, Charlotte, North Carolina 28288-0013 (telephone number (704) 374-6565).
     Following the 1985 Supreme Court decision upholding regional interstate banking legislation, the Corporation concentrated its efforts on building a large regional banking organization in the southeastern and south atlantic regions of the United States. Since November 1985, the Corporation has completed 57 banking-related acquisitions and currently has five acquisitions pending, including the more significant acquisitions (I.E., acquisitions involving the acquisition of $3.0 billion or more of assets or deposits) set forth in the following table.

                                                                                     CONSIDERATION/
                                                                  ASSETS/              ACCOUNTING
NAME                                        HEADQUARTERS      DEPOSITS (1)(2)           TREATMENT        COMPLETION DATE
Atlantic Bancorporation                  Florida                $3.8 billion       common stock/        November 1985
                                                                                   pooling
Northwestern Financial Corporation       North Carolina          3.0 billion       common stock/        December 1985
                                                                                   pooling
First Railroad & Banking Company of
  Georgia                                Georgia                 3.7 billion       common stock/        November 1986
                                                                                   pooling
Florida National Banks of Florida, Inc.  Florida                 7.9 billion       cash and preferred   January 1990
                                                                                   stock/purchase
Southeast banks                          Florida                 9.9 billion       cash, notes          September 1991
                                                                                   and preferred
                                                                                   stock/purchase
Resolution Trust Corporation ("RTC")
  acquisitions                           Florida, Georgia,       5.3 billion       cash/purchase        1991-1994
                                         Virginia
Dominion Bankshares Corporation          Virginia                8.9 billion       common stock         March 1993
                                                                                   and preferred
                                                                                   stock/pooling
Georgia Federal Bank, FSB                Georgia                 4.0 billion       cash/purchase        June 1993
First American Metro Corp.               Virginia                4.6 billion       cash/purchase        June 1993
American Savings of Florida, F.S.B.      Florida                 3.5 billion       common stock/        July 1995
                                                                                   purchase
First Fidelity (3)                       New Jersey,           $35.4 billion       common stock
                                         Pennsylvania                              and preferred
                                                                                   stock/pooling

(1) The dollar amounts indicated represent assets of the related organization as of the last reporting period prior to acquisition except for (i) the dollar amount relating to RTC acquisitions, which represents savings and loan deposits acquired from the RTC, and (ii) the dollar amount relating to Southeast banks, which represents assets of the two banking subsidiaries of Southeast Banking Corporation acquired from the FDIC.
                                       3

(2) In addition, the Corporation purchased Lieber & Company ("Lieber"), a mutual fund advisory company with approximately $3.4 billion in assets under management, in June 1994. Since such assets are not owned by Lieber, they are not reflected on the Corporation's balance sheet.
(3) Certain financial and other information regarding First Fidelity is incorporated herein by reference through the Corporation's Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. See "AVAILABLE INFORMATION" and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE".
     The Corporation is continually evaluating acquisition opportunities and frequently conducts due diligence activities in connection with possible acquisitions. As a result, acquisition discussions and, in some cases, negotiations frequently take place and future acquisitions involving cash, debt or equity securities can be expected. Acquisitions typically involve the payment of a premium over book and market values, and therefore some dilution of the Corporation's book value and net income per common share may occur in connection with any future transactions. See "CERTAIN REGULATORY
CONSIDERATIONS -- Interstate Banking and Branching Legislation".
                                USE OF PROCEEDS
     The Corporation currently intends to use the net proceeds from the sale of any Debt Securities for general corporate purposes, which may include the reduction of indebtedness, investments at the holding company level, investments in, or extensions of credit to, its banking and other subsidiaries and other banks and companies engaged in other financial service activities, possible acquisitions, stock repurchases and such other purposes as may be stated in any Prospectus Supplement. Pending such use, the net proceeds may be temporarily invested. The precise amounts and timing of the application of proceeds will depend upon the funding requirements of the Corporation and its subsidiaries and the availability of other funds. Except as may be described in any Prospectus Supplement, specific allocations of the proceeds to such purposes will not have been made at the date of such Prospectus Supplement.
     Based upon the historical and anticipated future growth of the Corporation and the financial needs of the Corporation and its subsidiaries, the Corporation may engage in additional financings of a character and amount to be determined as the need arises.
                CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

                                                                   SIX MONTHS
                                                                      ENDED              YEARS ENDED DECEMBER 31,
                                                                  JUNE 30, 1995    1994    1993    1992    1991    1990
Excluding interest on deposits.................................        2.63x       3.11    3.36    2.27    1.60    1.33
Including interest on deposits.................................        1.53x       1.67    1.66    1.28    1.15    1.10

     For purposes of computing these ratios, earnings represent income from continuing operations before extraordinary items and cumulative effect of a change in accounting principle plus income taxes and fixed charges (excluding capitalized interest). Fixed charges, excluding interest on deposits, represent interest (other than on deposits, but including capitalized interest), one-third (the proportion deemed representative of the interest factor) of rents and all amortization of debt issuance costs. Fixed charges, including interest on deposits, represent all interest (including capitalized interest), one-third (the proportion deemed representative of the interest factor) of rents and all amortization of debt issuance costs.
                       CERTAIN REGULATORY CONSIDERATIONS
GENERAL
     As a bank holding company, the Corporation is subject to regulation under the BHCA and its examination and reporting requirements. Under the BHCA, bank holding companies may not directly or indirectly acquire the ownership or control of more than five percent of the voting shares or substantially all of the assets of any company, including a bank, without the prior approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). In addition, bank holding companies are generally prohibited under the BHCA from engaging in nonbanking activities, subject to certain exceptions.
                                       4

     The earnings of the Corporation's subsidiaries, and therefore the earnings of the Corporation, are affected by general economic conditions, management policies and the legislative and governmental actions of various regulatory authorities, including the Federal Reserve Board and the Comptroller of the Currency (the "Comptroller"). In addition, there are numerous governmental requirements and regulations which affect the activities of the Corporation and its subsidiaries.
PAYMENT OF DIVIDENDS
     The Corporation is a legal entity separate and distinct from its banking and other subsidiaries. A major portion of the revenues of the Corporation result from amounts paid as dividends to the Corporation by its national bank subsidiaries. The Corporation's national banking subsidiaries are subject to legal limitations on the amount of dividends they can pay. The prior approval of the Comptroller is required if the total of all dividends declared by a national bank in any calendar year will exceed the sum of such bank's net profits for that year and its retained net profits for the preceding two calendar years, less any required transfers to surplus. Federal law also prohibits national banks from paying dividends which would be greater than the bank's undivided profits after deducting statutory bad debt in excess of the bank's allowance for loan losses.
     Under the foregoing dividend restrictions and certain restrictions applicable to certain of the Corporation's nonbanking subsidiaries, as of June 30, 1995, the Corporation's subsidiaries, without obtaining affirmative governmental approvals, could pay aggregate dividends of $153 million to the Corporation. During the first six months of 1995, the Corporation's subsidiaries paid $394 million in cash dividends to the Corporation.
     In addition, both the Corporation and its bank subsidiaries are subject to various general regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The appropriate federal regulatory authority is authorized to determine under certain circumstances relating to the financial condition of a bank or bank holding company that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof. The Comptroller has indicated that paying dividends that deplete a national bank's capital base to an inadequate level would be an unsound and unsafe banking practice. The Comptroller and the Federal Reserve Board have each indicated that banking organizations should generally pay dividends only out of current operating earnings.
BORROWINGS BY THE CORPORATION
     There are also various legal restrictions on the extent to which the Corporation and its nonbank subsidiaries can borrow or otherwise obtain credit from its bank subsidiaries. In general, these restrictions require that any such extensions of credit must be secured by designated amounts of specified collateral and are limited, as to any one of the Corporation or such nonbank subsidiaries, to ten percent of the lending bank's capital stock and surplus, and as to the Corporation and all such nonbank subsidiaries in the aggregate, to 20 percent of such lending bank's capital stock and surplus.
CAPITAL
     The minimum requirement for the ratio of capital to risk-weighted assets (including certain off-balance-sheet activities, such as standby letters of credit) is eight percent. At least half of the total capital is to be composed of common equity, retained earnings and qualifying perpetual preferred stock, less certain intangibles ("tier 1 capital" and, together with tier 2 capital, "total capital"). The remainder may consist of subordinated debt, qualifying preferred stock and a limited amount of the loan loss allowance ("tier 2 capital"). At June 30, 1995, the Corporation's tier 1 and total capital ratios were 6.86 percent and 11.58 percent, respectively.
     In addition, the Federal Reserve Board has established minimum leverage ratio requirements for bank holding companies. These requirements provide for a minimum leverage ratio of tier 1 capital to adjusted average quarterly assets ("leverage ratio") equal to three percent for bank holding companies that meet certain specified criteria, including having the highest regulatory rating. All other bank holding companies will generally be required to maintain a leverage ratio of from at least four to five percent. The Corporation's leverage ratio at June 30, 1995, was 5.74 percent. The requirements also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the requirements indicate that the Federal Reserve Board will continue to consider a "tangible tier 1 leverage ratio" (deducting all
                                       5
intangibles) in evaluating proposals for expansion or new activity. The Federal Reserve Board has not advised the Corporation of any specific minimum tier 1 leverage ratio applicable to it.
     Each of the Corporation's subsidiary national banks is subject to similar capital requirements adopted by the Comptroller. The Comptroller has not advised any of the Corporation's subsidiary national banks of any specific minimum leverage ratio applicable to it. As of June 30, 1995, the capital ratios of the Corporation's banking subsidiaries, FUNB-NC, First Union National Bank of South Carolina ("FUNB-SC"), First Union National Bank of Georgia ("FUNB-GA"), First Union National Bank of Florida ("FUNB-FL"), First Union National Bank of Washington ("FUNB-DC"), First Union National Bank of Maryland ("FUNB-MD"), First Union National Bank of Tennessee ("FUNB-TN"), First Union National Bank of Virginia ("FUNB-VA") and First Union Home Equity Bank, N.A. ("FUHEB"), were as follows:

                           REGULATORY
                            MINIMUM    FUNB-NC  FUNB-SC  FUNB-GA  FUNB-FL  FUNB-DC  FUNB-MD  FUNB-TN  FUNB-VA  FUHEB
Tier 1 capital ratio.....          4%    6.65     7.86     8.72     6.55    17.46    20.14    11.62     6.81   5.28
Total capital ratio......          8    10.32    11.79    11.52    10.01    18.74    21.42    12.88    10.39   8.28
Leverage ratio...........        3-5%    5.81     5.94     6.40     5.15     7.70    13.08     7.71     5.28   5.53

     Banking regulators continue to indicate their desire to raise capital requirements applicable to banking organizations, including a proposal to add an interest rate risk component to risk-based capital requirements.
FIRREA
     The Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"), among other things, imposes liability on an institution the deposits of which are insured by the FDIC, such as the Corporation's subsidiary banks, for certain potential obligations to the FDIC incurred in connection with other FDIC-insured institutions under common control with such institution.
     Under the National Bank Act, if the capital stock of a national bank is impaired by losses or otherwise, the Comptroller is authorized to require payment of the deficiency by assessment upon the bank's stockholders, pro rata, and to the extent necessary, if any such assessment is not paid by any stockholder after three months notice, to sell the stock of such stockholder to make good the deficiency. Under Federal Reserve Board policy, the Corporation is expected to act as a source of financial strength to each of its subsidiary banks and to commit resources to support each of such subsidiaries. This support may be required at times when, absent such Federal Reserve Board policy, the Corporation may not find itself able to provide it.
     Any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary banks. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.
FDICIA
     The Federal Deposit Insurance Corporation Improvement Act of 1991 (as amended, "FDICIA"), among other things, requires the federal banking agencies to take "prompt corrective action" in respect of depository institutions that do not meet minimum capital requirements. FDICIA establishes five capital tiers:
"well capitalized", "adequately capitalized", "undercapitalized", "significantly undercapitalized" and "critically undercapitalized". A depository institution's capital tier will depend upon where its capital levels compare to various relevant capital measures and certain other factors, as established by regulation.
     The Comptroller has adopted regulations establishing relevant capital measures and relevant capital levels. The relevant capital measures are the total capital ratio, tier 1 capital ratio and the leverage ratio. Under the regulations, a bank will be: (i) "well capitalized" if it has a total capital ratio of ten percent or greater, a tier 1 capital ratio of six percent or greater and a leverage ratio of five percent or greater and is not subject to any order or written directive by any such regulatory authority to meet and maintain a specific capital level for any capital measure; (ii) "adequately capitalized" if it has a total capital ratio of eight percent or greater, a tier 1 capital ratio of four percent or greater and a leverage ratio of four percent or greater (three percent in certain circumstances) and is not "well capitalized"; (iii) "undercapitalized" if it has a total capital ratio of less than eight percent, a tier 1 capital ratio of less than four percent or a leverage ratio of less than four percent (three percent in certain
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circumstances); (iv) "significantly undercapitalized" if it has a total capital ratio of less than six percent, a tier 1 capital ratio of less than three percent or a leverage ratio of less than three percent; and (v) "critically undercapitalized" if its tangible equity is equal to or less than two percent of average quarterly tangible assets. As of June 30, 1995, all of the Corporation's deposit-taking subsidiary banks listed above under "Capital" had capital levels that qualify them as being "well capitalized" under such regulations. FUHEB is not a deposit-taking bank.
     FDICIA generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be "undercapitalized". "Undercapitalized" depository institutions are subject to growth limitations and are required to submit a capital restoration plan. The federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. In addition, for a capital restoration plan to be acceptable, the depository institution's parent holding company must guarantee that the institution will comply with such capital restoration plan. The aggregate liability of the parent holding company is limited to the lesser of (i) an amount equal to five percent of the depository institution's total assets at the time it became "undercapitalized", and (ii) the amount which is necessary (or would have been necessary) to bring the institution into compliance with all capital standards applicable with respect to such institution as of the time it fails to comply with the plan. If a depository institution fails to submit an acceptable plan, it is treated as if it is "significantly undercapitalized".
     "Significantly undercapitalized" depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become "adequately capitalized", requirements to reduce total assets, and cessation of receipt of deposits from correspondent banks. "Critically undercapitalized" institutions are subject to the appointment of a receiver or conservator.
DEPOSITOR PREFERENCE STATUTE
     Legislation has been enacted providing that deposits and certain claims for administrative expenses and employee compensation against an insured depository institution would be afforded a priority over other general unsecured claims against such an institution, including federal funds and letters of credit, in the "liquidation or other resolution" of such an institution by any receiver. INTERSTATE BANKING AND BRANCHING LEGISLATION
     The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("IBBEA"), authorizes interstate acquisitions of banks and bank holding companies without geographic limitation beginning one year after enactment. In addition, beginning June 1, 1997, IBBEA authorizes a bank to merge with a bank in another state as long as neither of the states has opted out of interstate branching between the date of enactment of IBBEA and May 31, 1997. IBBEA further provides that states may enact laws permitting interstate bank merger transactions prior to June 1, 1997. A bank may establish and operate a DE NOVO branch in a state in which the bank does not maintain a branch if that state expressly permits DE NOVO branching. Once a bank has established branches in a state through an interstate merger transaction, the bank may establish and acquire additional branches at any location in the state where any bank involved in the interstate merger transaction could have established or acquired branches under applicable federal or state law. A bank that has established a branch in a state through DE NOVO branching may establish and acquire additional branches in such state in the same manner and to the same extent as a bank having a branch in such state as a result of an interstate merger. If a state opts out of interstate branching within the specified time period, no bank in any other state may establish a branch in the opting out state, whether through an acquisition or DE NOVO.
FDIC INSURANCE ASSESSMENTS
     On August 8, 1995, the FDIC amended its regulations on insurance assessments to establish a new assessment rate schedule of 4 to 31 cents per $100 of deposits in replacement of the existing schedule of 23 to 31 cents per $100 of deposits for institutions whose deposits are subject to assessment by the Bank Insurance Fund ("BIF"). The FDIC has maintained the current assessment rate schedule of 23 to 31 cents per $100 of deposits for the institutions whose deposits are subject to assessment by the Savings Association Insurance Fund ("SAIF"). The new BIF schedule will become effective on the first day of the month after the month in which the BIF reaches its "designated reserve ratio" of
1.25 percent which the FDIC has estimated occurred sometime in the second quarter of 1995. Assessments collected at the previous assessment schedule that exceed the amount due
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under the new schedule will be refunded, with interest, from the effective date of the new schedule. As of March 31, 1995, the Corporation had a BIF deposit assessment base of $40.5 billion and a SAIF deposit assessment base of $14.7 billion. Various legislative proposals regarding the future of the BIF and the SAIF have been reported recently. Several of these proposals include a one-time special assessment for SAIF deposits and a subsequent comparable and reduced level of annual premiums for SAIF and BIF deposits. The Corporation does not know when and if any such proposal or any other related proposal may be adopted.
                       DESCRIPTION OF THE DEBT SECURITIES
GENERAL
     The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement (the "Offered Debt Securities") will be described in the Prospectus Supplement or Prospectus Supplements relating to such Offered Debt Securities (the "Applicable Prospectus Supplement(s)").
     Senior Debt Securities are to be issued under an Indenture, dated as of April 1, 1983, as amended by supplemental indentures dated as of May 17, 1986, July 1, 1988 and August 1, 1990 (the "Senior Indenture"), between the Corporation and Chemical Bank, as Trustee (the "Senior Trustee"). Subordinated Debt Securities are to be issued under an Indenture, dated as of March 15, 1986, as amended by supplemental indentures dated as of August 1, 1990 and November 15, 1992 (the "Subordinated Indenture" and together with the Senior Indenture, the "Indentures"), between the Corporation and The Bank of New York (formerly Irving Trust Company), as Trustee (the "Subordinated Trustee", and together with the Senior Trustee, the "Trustees"). Copies of the Senior Indenture and the Subordinated Indenture are incorporated by reference as exhibits to the Registration Statement. The following summaries of certain provisions of the Senior Debt Securities, the Subordinated Debt Securities, the Senior Indenture and the Subordinated Indenture, as modified or superseded by the Applicable Prospectus Supplement(s), are brief summaries of certain provisions thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture applicable to a particular series of Debt Securities (the "Applicable Indenture"), including the definitions therein of certain terms. Whenever particular provisions or defined terms in one or both of the Indentures are referred to, such provisions or defined terms are incorporated herein by reference. Section references used herein are references to the Applicable Indenture. Capitalized terms not otherwise defined herein shall have the meaning given to them in the Applicable Indenture.
     The Debt Securities will be limited to an aggregate initial offering price of $2,000,000,000 (or, at the option of the Corporation if so specified in the Applicable Prospectus Supplement(s), the equivalent thereof in any other currency or currency unit such as the European Currency Unit), and will be direct, unsecured obligations of the Corporation. The Debt Securities will not be deposits or other obligations of a bank and will not be insured by the FDIC.
     The Indentures do not limit the aggregate principal amount of Securities or of any particular series of Securities which may be issued thereunder and provide that Securities issued thereunder may be issued from time to time in one or more series, in each case with the same or various maturities, at par or at a discount. (SECTION 301). The Indentures provide that there may be more than one trustee under the Indentures with respect to different series of Securities. As of June 30, 1995, $879 million aggregate principal amount of Senior Debt Securities was issued and outstanding as additional series of Securities under the Senior Indenture. The Senior Trustee is trustee for such additional series. As of June 30, 1995, $2.6 billion aggregate principal amount of Subordinated Debt Securities was issued and outstanding as additional series of Securities under the Subordinated Indenture. The Subordinated Trustee is trustee for such additional series.
     The Indentures do not limit the amount of other debt that may be issued by the Corporation and do not contain financial or similar restrictive covenants. As of June 30, 1995, the Corporation had an aggregate of $1.3 billion of short-term Senior Indebtedness outstanding which consisted primarily of commercial paper. The Corporation expects from time to time to incur additional indebtedness constituting Senior Indebtedness and Other Financial Obligations (as defined in the Subordinated Indenture). The Indentures do not prohibit or limit the incurrence of additional Senior Indebtedness or Other Financial Obligations.
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     Because the Corporation is a holding company and a legal entity separate and distinct from its subsidiaries, the rights of the Corporation to participate in any distribution of assets of any subsidiary upon its liquidation of assets or reorganization or otherwise (and thus the ability of Holders of Debt Securities to benefit indirectly from such distribution) would be subject to the prior claims of creditors of that subsidiary, except to the extent that the Corporation itself may be a creditor of that subsidiary with recognized claims. Claims on the Corporation's subsidiary banks by creditors other than the Corporation include long-term debt and substantial obligations with respect to deposit liabilities and federal funds purchased, securities sold under repurchase agreements, other short-term borrowings and various other financial obligations. The Indentures do not contain any covenants designed to afford holders of Securities, including holders of the Debt Securities, protection in the event of a highly leveraged transaction involving the Corporation.
     Reference is made to the Applicable Prospectus Supplement(s) for the following terms of the Offered Debt Securities offered thereby: (i) the title of the Offered Debt Securities; (ii) whether the Offered Debt Securities are Senior Debt Securities or Subordinated Debt Securities; (iii) any limit upon the aggregate principal amount of the Offered Debt Securities and the percentage of such principal amount at which such Offered Debt Securities may be issued; (iv) the date or dates on which the principal of the Offered Debt Securities is payable (the "Stated Maturity"); (v) the rate or rates (which may be fixed or variable) per annum at which the Offered Debt Securities will bear interest, or the method of determining such rate or rates, if any, the date or dates from which any such interest will accrue, the Interest Payment Dates on which any such interest will be payable, the Regular Record Date for the interest payable on any Interest Payment Date, the Person to whom any Offered Debt Security of such series will be payable, if other than the Person in whose name that Offered Debt Security (or one or more predecessor Debt Securities) is registered at the close of business on the Regular Record Date for such interest and the extent to which, or the manner in which, any interest payable on a permanent global Offered Debt Security on an Interest Payment Date will be paid; (vi) if other than the location specified in this Prospectus, the place or places where the principal of and premium, if any, and interest on the Offered Debt Securities will be payable; (vii) the period or periods within which, the price or prices at which and the terms and conditions upon which the Offered Debt Securities will, pursuant to any mandatory sinking fund provisions or otherwise, or may, pursuant to any optional sinking fund provisions or otherwise, be redeemed in whole or in part by the Corporation; (viii) the period or periods within which, the price or prices at which and the terms and conditions upon which the Offered Debt Securities may be repaid, in whole or in part, at the option of the Holders thereof; (ix) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which the Offered Debt Securities shall be issuable; (x) if other than the principal amount thereof, the portion of the principal amount of the Offered Debt Securities which shall be payable upon declaration of acceleration of the Maturity thereof; (xi) the currency or currency unit of payment of principal and premium, if any, and interest on such Offered Debt Securities, and any index used to determine the amount of payment of principal or premium, if any, and interest on such Offered Debt Securities;
(xii) whether the Offered Debt Securities are to be issuable in permanent global form and, in such case, the initial depository with respect thereto and the circumstances under which such permanent global Debt Security may be exchanged;
(xiii) whether the subordination provisions summarized below or different subordination provisions, including a different definition of "Senior Indebtedness", "Entitled Persons", "Existing Subordinated Indebtedness" or "Other Financial Obligations", shall apply to the Offered Debt Securities; and
(xiv) any other terms of the Offered Debt Securities not specified in this Prospectus. (SECTION 301). Where appropriate, the Applicable Prospectus Supplement(s) will describe the United States federal income tax considerations relevant to the Offered Debt Securities.
     Unless otherwise indicated in the Applicable Prospectus Supplement(s), principal, premium, if any, and interest, if any, on the Debt Securities will be payable, and the Debt Securities will be transferable, at the Corporate Trust Office of FUNB-NC in Charlotte, North Carolina, except that interest may be paid at the option of the Corporation by check mailed to the address of the Holder entitled thereto as it appears on the Security Register. (SECTIONS 301, 305 AND
1002).
     Unless otherwise indicated in the Applicable Prospectus Supplement(s), the Debt Securities will be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple thereof. (SECTION 302). The Indentures provide that Offered Debt Securities of any series may be issuable in permanent global form (SECTION 301). No service charge will be made for any registration of transfer or exchange of the Debt Securities, but the Corporation may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (SECTION 305).
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     Both Senior Debt Securities and Subordinated Debt Securities may be issued as Original Issue Discount Securities to be offered and sold at a substantial discount below their stated principal amount. Federal income tax consequences and other special considerations applicable to any such Original Issue Discount Securities will be described in the Applicable Prospectus Supplement(s). "Original Issue Discount Security" means any security which provides for an amount less than the principal amount thereof to be due and payable upon the declaration of acceleration of the Maturity thereof in accordance with the terms of the related Indenture. (SECTION 101).
     Reference is made to the Applicable Prospectus Supplement(s) relating to any series of Offered Debt Securities that are Original Issue Discount Securities for the particular provisions relating to acceleration of the maturity of a portion of the principal amount of such series of Original Issue Discount Securities upon the occurrence of an Event of Default and the continuation thereof.
PERMANENT GLOBAL DEBT SECURITIES
     Some or all of the Debt Securities of any series may be represented, in whole or in part, by one or more permanent global Debt Securities ("Global Securities") which will have an aggregate principal amount equal to that of the Debt Securities represented thereby. Each Global Security will be registered in the name of a Depositary or a nominee thereof identified in the Applicable Prospectus Supplement, will be deposited with such Depositary or nominee or a custodian therefor and will bear a legend regarding the restrictions on exchanges and registration of transfer thereof referred to below and any such other matters as may be provided for pursuant to the Applicable Indenture.
     Notwithstanding any provision of the Applicable Indenture or any Debt Security described herein, no Global Security may be exchanged in whole or in part for Debt Securities registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any Person other than the Depositary for such Global Security or any nominee of such Depositary unless (i) the Depositary has notified the Corporation that it is unwilling or unable to continue as Depositary for such Global Security or has ceased to be qualified to act as such as required by the Applicable Indenture, (ii) there shall have occurred and be continuing an Event of Default with respect to the Debt Securities represented by such Global Security or (iii) there shall exist such circumstances, if any, in addition to or in lieu of those described above as may be described in the Applicable Prospectus Supplement. All securities issued in exchange for a Global Security or any portion thereof will be registered in such names as the Depositary may direct. (SECTIONS 203 AND 305).
     As long as the Depositary, or its nominee, is the registered Holder of a Global Security, the Depositary or such nominee, as the case may be, will be considered the sole owner and Holder of such Global Security and the Debt Securities represented thereby for all purposes under the Debt Securities and the Applicable Indenture. Except in the limited circumstances referred to above, owners of beneficial interests in a Global Security will not be entitled to have such Global Security or any Debt Securities represented thereby registered in their names, will not receive or be entitled to receive physical delivery of certificated Debt Securities in exchange therefor and will not be considered to be the owners or Holders of such Global Security or any Debt Securities represented thereby for any purpose under the Debt Securities or the Applicable Indenture. All payments of principal of and any premium and interest on a Global Security will be made to the Depositary or its nominee, as the case may be, as the Holder thereof. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to transfer beneficial interests in a Global Security.
     Ownership of beneficial interests in a Global Security will be limited to institutions that have accounts with the Depositary or its nominee ("participants") and to Persons that may hold beneficial interests through participants. In connection with the issuance of any Global Security, the Corporation has been advised by the Depositary that it will credit, on its book-entry registration and transfer system, the respective principal amounts of Debt Securities represented by the Global Security to the accounts of its participants. Ownership of beneficial interests in a Global Security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants' interests) or any such participant (with respect to interests of Persons held by such participants on their behalf). Payments, transfers, exchanges and other matters relating to beneficial interests in a Global Security may be subject to various policies and procedures adopted by the Depositary from time to time. None of the Corporation, the Trustees or any agent of the Corporation or the Trustees will have any responsibility or liability for any aspect of the Depositary's or any
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participant's records relating to, or for payments made on account of, beneficial interests in a Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial interests.
     Secondary trading in notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, beneficial interests in a Global Security, in some cases, may trade in the Depositary's same-day funds settlement system, in which secondary market trading activity in those beneficial interests would be required by the Depositary to settle in immediately available funds. There is no assurance as to the effect, if any, that settlement in immediately available funds would have on trading activity in such beneficial interests. Also, settlement for purchases of beneficial interests in a Global Security upon the original issuance thereof may be required to be made in immediately available funds.
SUBORDINATION OF THE SUBORDINATED DEBT SECURITIES
     The obligations of the Corporation to make any payment on account of the principal of and interest on any Subordinated Debt Securities will, to the extent set forth in the Subordinated Indenture, be subordinate and junior in right of payment to all Senior Indebtedness of the Corporation. Unless otherwise specified in the Applicable Prospectus Supplement relating to the particular series of Subordinated Debt Securities offered thereby, "Senior Indebtedness" of the Corporation is defined in the Subordinated Indenture to mean the principal of, premium, if any, and interest on (i) all indebtedness of the Corporation for money borrowed (including indebtedness of others guaranteed by the Corporation) other than the Subordinated Debt Securities, whether outstanding on the date of execution of the Indenture or thereafter created, assumed or incurred, except
(a) any obligations on account of Existing Subordinated Indebtedness, and (b) such indebtedness as is by terms expressly stated to be not superior in right of payment to the Subordinated Debt Securities or to rank PARI PASSU with the Subordinated Debt Securities, and (ii) any deferrals, renewals or extensions of any such Senior Indebtedness. The term "indebtedness of the Corporation for money borrowed" is defined in the Subordinated Indenture to mean any obligation of, or any obligation guaranteed by, the Corporation for the repayment of borrowed money, whether or not evidenced by bonds, debentures, notes or other written instruments, and any deferred obligation for the payment of the purchase price of property or assets. (SECTION 101 and ARTICLE FOURTEEN of the Subordinated Indenture).
     The payment of the principal of and interest on the Subordinated Debt Securities will, to the extent set forth in the Subordinated Indenture, be subordinated in right of payment to the prior payment in full of all Senior Indebtedness. Unless otherwise specified in the Applicable Prospectus Supplement relating to the particular series of Subordinated Debt Securities offered thereby, in certain events of insolvency, the payment of the principal of and interest on the Subordinated Debt Securities, other than Subordinated Debt Securities that are also Existing Subordinated Indebtedness (as defined in the Subordinated Indenture), will, to the extent set forth in the Subordinated Indenture, also be effectively subordinated in right of payment to the prior payment in full of all Other Financial Obligations. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshalling of assets or any bankruptcy, insolvency or similar proceedings of the Corporation, the holders of all Senior Indebtedness will first be entitled to receive payment in full of all amounts due or to become due thereon before the Holders of the Subordinated Debt Securities will be entitled to receive any payment in respect of the principal of or interest on the Subordinated Debt Securities. If upon any such payment or distribution of assets to creditors, there remains, after giving effect to such subordination provisions in favor of the holders of Senior Indebtedness, any amount of cash, property or securities available for payment or distribution in respect of Subordinated Debt Securities (defined in the Subordinated Indenture as "Excess Proceeds") and if, at such time, any Entitled Persons (as defined in the Subordinated Indenture) in respect of Other Financial Obligations have not received payment in full of all amounts due or to become due on or in respect of such Other Financial Obligations, then such Excess Proceeds shall first be applied to pay or provide for the payment in full of such Other Financial Obligations before any payment or distribution may be made in respect of the Subordinated Debt Securities which are not Existing Subordinated Indebtedness. In the event of the acceleration of the maturity of any Subordinated Debt Securities, the holders of all Senior Indebtedness will first be entitled to receive payment in full of all amounts due thereon before the Holders of the Subordinated Debt Securities will be entitled to receive any payment upon the principal of or interest on the Subordinated Debt Securities.
     By reason of such subordination in favor of the holders of Senior Indebtedness, in the event of insolvency, creditors of the Corporation who are not holders of Senior Indebtedness or Holders of the Subordinated Debt Securities may recover less, ratably, than the holders of Senior Indebtedness and may recover more, ratably, than
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the Holders of the Subordinated Debt Securities. By reason of the obligation of the Holders of Subordinated Debt Securities (other than Existing Subordinated Indebtedness) to pay over any Excess Proceeds to Entitled Persons in respect to Other Financial Obligations, in the event of insolvency, holders of Existing Subordinated Indebtedness may recover less, ratably, than Entitled Persons in respect of Other Financial Obligations and may recover more, ratably, than the Holders of Subordinated Debt Securities (other than Existing Subordinated Indebtedness).
     Unless otherwise specified in the Applicable Prospectus Supplement relating to the particular series of Subordinated Debt Securities offered thereby, "Existing Subordinated Indebtedness" means Securities issued pursuant to the Subordinated Indenture prior to November 15, 1992. (SECTION 101 of the Subordinated Indenture).
     Unless otherwise specified in the Applicable Prospectus Supplement relating to the particular series of Subordinated Debt Securities offered thereby, "Other Financial Obligations" means all obligations of the Corporation to make payment pursuant to the terms of financial instruments, such as (i) securities contracts and foreign currency exchange contracts, (ii) derivative instruments, such as swap agreements (including interest rate and foreign exchange rate swap agreements), cap agreements, floor agreements, collar agreements, interest rate agreements, foreign exchange rate agreements, options, commodity futures contracts, commodity option contracts, and (iii) in the case of both (i) and
(ii) above, similar financial instruments, other than (a) obligations on account of Senior Indebtedness, and (b) obligations on account of indebtedness for money borrowed ranking PARI PASSU with or subordinate to the Subordinated Debt Securities. Unless otherwise specified in the Applicable Prospectus Supplement relating to the particular series of Subordinated Debt Securities offered thereby, "Entitled Persons" means any person who is entitled to payment pursuant to the terms of Other Financial Obligations.
     The Corporation's obligations under the Subordinated Debt Securities shall rank PARI PASSU in right of payment with each other and with the Existing Subordinated Indebtedness, subject (unless otherwise specified in the Applicable Prospectus Supplement relating to the particular series of Subordinated Debt Securities offered thereby) to the obligations of the Holders of Subordinated Debt Securities (other than Existing Subordinated Indebtedness) to pay over any Excess Proceeds to Entitled Persons in respect of Other Financial Obligations as provided in the Subordinated Indenture.
     The Applicable Prospectus Supplement may further describe the provisions, if any, applicable to the subordination of the Subordinated Debt Securities of a particular series.
LIMITATION ON DISPOSITION OF STOCK OF FUNB-NC
  THE SENIOR INDENTURE
     The Senior Indenture contains a covenant by the Corporation that, so long as any of the Senior Debt Securities issued thereunder before August 1, 1990 are outstanding, but subject to the rights of the Corporation in connection with its consolidation with or merger into another corporation or a sale of the Corporation's assets, it will not sell, assign, transfer, grant a security interest in or otherwise dispose of any shares of, securities convertible into, or options, warrants or rights to subscribe for or purchase shares of, Voting Stock of FUNB-NC, nor will it permit FUNB-NC to issue (other than to the Corporation) any shares (other than directors' qualifying shares) of, or securities convertible into, or options, warrants or rights to subscribe for or purchase shares of, Voting Stock of FUNB-NC, unless (i) any such sale, assignment, transfer, issuance, grant of a security interest or other disposition is made for fair market value, as determined by the Board of Directors of the Corporation, and (ii) the Corporation will own at least 80 percent of the issued and outstanding Voting Stock of FUNB-NC (or any successor to FUNB-NC) free and clear of any security interest after giving effect to such transaction. (SECTION 1006).
     The foregoing covenant is not a covenant for the benefit of any series of Senior Debt Securities issued on or after August 1, 1990.
  THE SUBORDINATED INDENTURE
     The Subordinated Indenture contains a covenant by the Corporation that, so long as any of the Subordinated Debt Securities issued thereunder before August 1, 1990 are outstanding, but subject to the rights of the Corporation in connection with its consolidation with or merger into another corporation or a sale of the Corporation's assets, it will not sell, assign, transfer, grant a security interest in or otherwise dispose of any shares of, securities convertible into, or options, warrants or rights to subscribe for or purchase shares of, Voting Stock of FUNB-NC (other than to a Wholly-Owned Subsidiary), nor will it permit FUNB-NC to issue (other than to the Corporation
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
or to a Wholly-Owned Subsidiary) any shares (other than directors' qualifying shares) of, or securities convertible into, or options, warrants or rights to subscribe for or purchase shares of, Voting Stock of FUNB-NC, unless (i) any such sale, assignment, transfer, issuance, grant of a security interest or other disposition is made for fair market value, as determined by the Board of Directors of the Corporation, and (ii) the Corporation and/or its Wholly-Owned Subsidiaries will own at least 80 percent of the issued and outstanding Voting Stock of FUNB-NC (or any successor to FUNB-NC) free and clear of any security interest after giving effect to such transaction. (SECTION 1006).
     The foregoing covenant is not a covenant for the benefit of any series of Subordinated Debt Securities issued on or after August 1, 1990.
RESTRICTION ON SALE OR ISSUANCE OF VOTING STOCK OF MAJOR SUBSIDIARY BANKS
     The Indentures each contain a covenant by the Corporation that it will not, and will not permit any Subsidiary to, sell, assign, transfer, grant a security interest or otherwise dispose of any shares of Voting Stock, or any securities convertible into shares of Voting Stock, of any Major Subsidiary Bank or any Subsidiary owning, directly or indirectly, any shares of Voting Stock of any Major Subsidiary Bank and that it will not permit any Major Subsidiary Bank or any Subsidiary owning, directly or indirectly, any shares of Voting Stock of a Major Subsidiary Bank to issue any shares of its Voting Stock or any securities convertible into shares of its Voting Stock, except for sales, assignments, transfers or other dispositions which: (i) are for the purpose of qualifying a Person to serve as a director; (ii) are for fair market value (as determined by the Board of Directors of the Corporation) and, after giving effect to such dispositions and to any potential dilution, the Corporation will own not less than 80 percent of the shares of Voting Stock of such Major Subsidiary Bank or any such Subsidiary owning any shares of Voting Stock of such Major Subsidiary Bank; (iii) are made (x) in compliance with an order of a court or regulatory authority of competent jurisdiction, or (y) in compliance with a condition imposed by any such court or authority permitting the acquisition by the Corporation, directly or indirectly, of any other Bank or entity the activities of which are legally permissible for a Person such as the Corporation or a Subsidiary to engage in, or (z) in compliance with an undertaking made to such authority in connection with such an acquisition (provided that, in the case of clauses (y) and (z), the assets of the Bank or entity being acquired and its consolidated subsidiaries equal or exceed 75 percent of the assets of such Major Subsidiary Bank or such Subsidiary owning, directly or indirectly, any shares of Voting Stock of a Major Subsidiary Bank and its respective consolidated subsidiaries on the date of acquisition); or (iv) are made to the Corporation or any Wholly-Owned Subsidiary. Notwithstanding the foregoing, any Major Subsidiary Bank may be merged into or consolidated with another banking institution organized under the laws of the United States, any State thereof or Washington D.C., if after giving effect to such merger or consolidation the Corporation or any Wholly-Owned Subsidiary owns at least 80 percent of the Voting Stock of such other banking institution then issued and outstanding free and clear of any security interest and if, immediately after giving effect thereto, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing. (SECTION 1007). A Major Subsidiary Bank is defined in each Indenture to mean any Subsidiary which is a bank and has total assets equal to 25 percent or more of the consolidated assets of the Corporation determined as of the date of the most recent audited financial statements of such entities. At present, the only Major Subsidiary Banks are FUNB-NC and FUNB-FL.
     The foregoing covenant is not a covenant for the benefit of any series of Debt Securities issued before August 1, 1990, or, in the case of Subordinated Debt Securities, issued after November 15, 1992.
DEFAULTS
  THE SENIOR INDENTURE
     An Event of Default is defined in the Senior Indenture as, with respect to Debt Securities of any series issued thereunder: default in payment of principal of or premium, if any, on any Security of that series at Maturity; default for 30 days in payment of interest of any Debt Security of that series; failure to deposit any sinking fund payment when due in respect of that series; failure by the Corporation for 60 days after due notice in performance of any other of the covenants or warranties in the Indenture (other than a covenant or warranty included in the Indenture solely for the benefit of a series of Securities other than that series); failure to pay when due any indebtedness of the Corporation or, in the case of any series of Senior Debt Securities issued on or after August 1, 1990, any Major Subsidiary Bank, or, in the case of any series of Senior Debt Securities issued before
                                       13

August 1, 1990, FUNB-NC, for borrowed money in excess of $5,000,000, or acceleration of the maturity of any such indebtedness in excess of such amount if acceleration results from a default under the instrument giving rise to such indebtedness and is not annulled within 30 days after due notice, unless in either case such default is contested in good faith by appropriate proceedings; certain events of bankruptcy, insolvency or reorganization of the Corporation or, in the case of any series of Senior Debt Securities issued on or after August 1, 1990, any Major Subsidiary Bank, or, in the case of any series of Senior Debt Securities issued before August 1, 1990, FUNB-NC; and any other Event of Default provided with respect to Debt Securities of that series. (SECTION 501).
     The Senior Indenture provides that, if any Event of Default with respect to Debt Securities of any series at the time Outstanding thereunder occurs and is continuing, either the Senior Trustee or the Holders of not less than 25 percent in principal amount of the Outstanding Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all Debt Securities of that series to be due and payable immediately (provided that no such declaration is required upon certain events of bankruptcy), but upon certain conditions such declaration may be annulled and past defaults (except, unless theretofore cured, a default in payment of principal of or premium, if any, or interest on the Debt Securities of that series and certain other specified defaults) may be waived by the Holders of a majority in principal amount of the Outstanding Securities of that series on behalf of the Holders of all Securities of that series. (SECTIONS 502 AND 513). See the penultimate paragraph under "General" above. In the event of the bankruptcy, insolvency or reorganization of the Corporation, the claims of Holders would be subject as to enforcement to the broad equity power of a federal bankruptcy court, and to the determination by that court of the nature of the rights of the Holders.
     The Senior Indenture contains a provision entitling the Senior Trustee, subject to the duty of the Senior Trustee upon the occurrence and continuation of an Event of Default to act with the required standard of care, to be indemnified by the Holders of any series of Outstanding Securities thereunder before proceeding to exercise any right or power under the Indenture at the request of the Holders of such series of Securities. (SECTION 603). The Senior Indenture provides that the Holders of a majority in principal amount of Outstanding Securities thereunder of any series may direct the time, method and place of conducting any proceeding for any remedy available to the Senior Trustee, or exercising any trust or other power conferred on the Senior Trustee, with respect to the Securities of such series, provided that the Senior Trustee may decline to act if such direction is contrary to law or the Senior Indenture or would involve the Senior Trustee in personal liability. (SECTION 512).
     The Corporation will file annually with the Senior Trustee a certificate as to compliance with all conditions and covenants in the Senior Indenture. (SECTION 1007).
  THE SUBORDINATED INDENTURE
     Payment of principal of the Subordinated Debt Securities may be accelerated only upon an Event of Default (as defined below). There is no right of acceleration in the case of a default in the payment of interest or the payment of principal prior to the date of maturity or a default in the performance of any other covenant of the Corporation in the Subordinated Indenture, unless the terms of a particular series of Subordinated Debt Securities specifically provide otherwise, in which case any such extension of such right of acceleration will be described in the Applicable Prospectus Supplement(s).
     An Event of Default is defined in the Subordinated Indenture as, with respect to Subordinated Debt Securities of any series issued thereunder, certain events involving the bankruptcy, insolvency or reorganization of the Corporation and any other Event of Default which may be provided for with respect to the Subordinated Debt Securities of that series. (SECTION 501). A Default, with respect to Securities of that series, is defined in the Subordinated Indenture to include: (i) any Event of Default; (ii) a default in the payment of principal or premium, if any, of any Security of that series at its Maturity; (iii) default in the payment of any interest when due, continued for 30 days; (iv) a default in any required designation of funds as Available Funds; or (v) default in the performance, or breach, of any other covenant of the Corporation in the Subordinated Indenture or in the Securities of that series, continued for 90 days after written notice to the Corporation by the Subordinated Trustee or to the Corporation and the Subordinated Trustee by the Holders of not less than 25 percent in aggregate principal amount of the Outstanding Securities of such series. (SECTION 503). If an Event of Default with respect to the Securities of any series occurs and is continuing, either the Subordinated Trustee or the Holders of not less than 25 percent in aggregate principal amount of the Outstanding Securities of that series may accelerate the maturity
                                       14
of all Outstanding Securities of such series. The Holders of a majority in aggregate principal amount of the Outstanding Securities of that series may waive an Event of Default resulting in acceleration of the Securities of such series, but only if all Events of Default have been remedied and all payments due on the Securities of that series (other than those due as a result of acceleration) have been made and certain other conditions have been met. (SECTION 502). Subject to the provisions of the Subordinated Indenture relating to the duties of the Subordinated Trustee, in case a Default shall occur and be continuing, the Subordinated Trustee will be under no obligation to exercise any of its rights or powers under the Subordinated Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Subordinated Trustee reasonable indemnity.
(SECTION 603). Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Securities of that series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Subordinated Trustee or exercising any trust or power conferred on the Subordinated Trustee. (SECTION 512). The Holders of a majority in aggregate principal amount of the Outstanding Securities of that series may waive any past default under the Subordinated Indenture with respect to such series, except a default in the payment of principal or interest or a default in respect of a covenant in the Subordinated Indenture which cannot be modified without the consent of the Holder of each Outstanding Security of the series affected. (SECTION 513). See the penultimate paragraph under "General" above. In the event of the bankruptcy, insolvency or reorganization of the Corporation, the claims of the Holders would be subject as to enforcement to the broad equity power of a federal bankruptcy court, and to the determination by that court of the nature of the rights of the Holders.
     The Corporation will file annually with the Subordinated Trustee a certificate as to compliance with all conditions and covenants in the Subordinated Indenture. (SECTION 1007).
MODIFICATION AND WAIVER
     Certain modifications and amendments of each of the Senior Indenture or the Subordinated Indenture may be made by the Corporation and the Trustee under the Applicable Indenture only with the consent of the Holders of not less than a majority in aggregate principal amount of the Outstanding Securities of each series issued under such Indenture and affected by the modification or amendment, provided that no such modification or amendment may, without the consent of the Holder of each Outstanding Security issued under such Indenture and affected thereby: (i) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any such Security; (ii) reduce the principal amount of, or the premium, if any, or the interest on, any such Security (including in the case of an Original Issue Discount Security the amount payable upon acceleration of the maturity thereof); (iii) change the place of payment where, or the coin or currency or currency unit in which, any principal of, or premium, if any, or interest on, any such Security is payable;
(iv) impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption Date); (v) reduce the above-stated percentage of Outstanding Securities of any series the consent of the Holders of which is necessary to modify or amend the Applicable Indenture; or (vi) modify the foregoing requirements or reduce the percentage of aggregate principal amount of Outstanding Securities of any series required to be held by Holders seeking to waive compliance with certain provisions of the Applicable Indenture or seeking to waive certain defaults. (SECTION 902).
     The Holders of not less than a majority in aggregate principal amount of the Outstanding Securities of any series may on behalf of the Holders of all Securities of that series waive, insofar as that series is concerned, compliance by the Corporation with certain restrictive provisions of the Applicable Indenture. (SECTION 1008). The Holders of not less than a majority in aggregate principal amount of the Outstanding Securities of any series may on behalf of the Holders of all Securities of that series waive any past default under the Applicable Indenture with respect to that series, except a default in the payment of the principal of, or premium, if any, or interest on any Security of that series or in respect of a covenant or provision which under the Applicable Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Security issued thereunder of the series affected. (SECTION
513).
     Certain modifications and amendments of each of the Senior Indenture and the Subordinated Indenture may be made by the Corporation and the Trustee under the Applicable Indenture without the consent of Holders of the Outstanding Securities issued under such Indenture. (SECTION 901).
                                       15

     Each Indenture provides that in determining whether the Holders of the requisite principal amount of the Outstanding Securities issued under such Indenture have given any request, demand, authorization, direction, notice, consent or waiver thereunder or are present at a meeting of Holders of Securities for quorum purposes, (i) the principal amount of an Original Issue Discount Security that shall be deemed to be Outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon acceleration of the Maturity thereof, and (ii) the principal amount of a Security denominated in a foreign currency or currency unit shall be the U.S. dollar equivalent, determined on the date of original issuance of such Security, of the principal amount of such Security or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent, determined on the date of original issuance of such Security, of the amount determined as provided in (i) above. (SECTION 101).
CONSOLIDATION, MERGER AND SALE OF ASSETS
     The Indentures each provide that the Corporation may not consolidate with or merge into any other corporation or transfer its properties and assets substantially as an entirety to any Person unless (i) the corporation formed by such consolidation or into which the Corporation is merged or the Person to which the properties and assets of the Corporation are so transferred shall be a corporation organized and existing under the laws of the United States, any State thereof or Washington, D.C. and shall expressly assume by supplemental indenture the payment of the principal of and premium, if any, and interest on the Senior Debt Securities or the Subordinated Debt Securities, as the case may be, and the performance of the other covenants of the Corporation under the Applicable Indenture; (ii) immediately after giving effect to such transaction, no Event of Default or Default, as applicable, and no event which, after notice or lapse of time or both, would become an Event of Default or Default, as applicable, shall have occurred and be continuing; and (iii) certain other conditions are met. (SECTION 801).
TRUSTEES
     Either or both of the Trustees may resign or be removed with respect to one or more series of Securities and a successor Trustee may be appointed to act with respect to such series. (SECTION 610). In the event that two or more persons are acting as Trustee with respect to different series of Securities, each such Trustee shall be a Trustee of a trust under the related Indenture separate and apart from the trust administered by any other such Trustee (SECTION 611), and any action described herein to be taken by the "Trustee" may then be taken by each such Trustee with respect to, and only with respect to, the one or more series of Securities for which it is Trustee.
     In the normal course of business, the Corporation and its subsidiaries conduct banking transactions with the Trustees, and the Trustees conduct banking transactions with the Corporation and its subsidiaries.
                      VALIDITY OF OFFERED DEBT SECURITIES
     The validity of any Offered Debt Securities will be passed upon for the Corporation by Marion A. Cowell, Jr., Esq., Executive Vice President, Secretary and General Counsel of the Corporation, and for any underwriters or agents by Sullivan & Cromwell, 125 Broad Street, New York, New York. Sullivan & Cromwell will rely upon the opinion of Mr. Cowell as to matters of North Carolina law, and Mr. Cowell will rely upon the opinion of Sullivan & Cromwell as to matters of New York law. Mr. Cowell owns shares of the Corporation's Common Stock and holds options to purchase additional shares of such Common Stock. Sullivan & Cromwell regularly performs legal services for the Corporation and its subsidiaries. Certain members of Sullivan & Cromwell performing these legal services own shares of the Corporation's Common Stock.
                                    EXPERTS
     The consolidated balance sheets of the Corporation as of December 31, 1994 and 1993, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1994, included in the Corporation's 1994 Annual Report to Stockholders which is incorporated by reference in the Corporation's 1994 Annual Report on Form 10-K and incorporated by reference herein, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The aforementioned report of KPMG Peat Marwick LLP covering the
                                       16

Corporation's consolidated financial statements refers to a change in the method of accounting for investments in 1994.
     The consolidated statements of condition of First Fidelity as of December 31, 1994 and 1993, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1994, included in First Fidelity's 1994 Annual Report on Form 10-K and incorporated by reference herein, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The aforementioned report of KPMG Peat Marwick LLP covering First Fidelity's consolidated financial statements refers to changes in the methods of accounting for income taxes, postretirement benefits other than pensions, postemployment benefits, and investments in 1993.
                              PLAN OF DISTRIBUTION
     The Corporation may sell Debt Securities to or through underwriters, including First Union Capital Markets Corp., an affiliate of the Corporation, to be designated from time to time, and also may sell Debt Securities directly to other purchasers or through agents. The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.
     The Debt Securities will be new issues of securities with no established trading market. It has not presently been established whether the underwriters, if any, of the Debt Securities will make a market in the Debt Securities. If a market in the Debt Securities is made by any such underwriters, such market making may be discontinued at any time without notice. No assurance can be given as to the liquidity of the trading market for the Debt Securities.
     This Prospectus and the related Prospectus Supplement may be used by First Union Capital Markets Corp., an affiliate of the Corporation, in connection with offers and sales related to market-making transactions in the Debt Securities. First Union Capital Markets Corp. may act as principal or agent in such transactions. Such sales will be made at prices related to prevailing market prices at the time of sale or otherwise.
     In connection with the sale of Debt Securities, underwriters may receive compensation from the Corporation or from purchasers of Debt Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Debt Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Corporation and any profit on the resale of Debt Securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Corporation will be described, in the Applicable Prospectus Supplement(s) relating to such Debt Securities.
     Unless otherwise indicated in the Applicable Prospectus Supplement(s), the obligations of any such underwriters to purchase the Debt Securities will be subject to certain conditions precedent, and each of the underwriters with respect to a sale of Debt Securities will be obligated to purchase all of its Debt Securities if any are purchased. Unless otherwise indicated in the Applicable Prospectus Supplement(s), any such agent involved in the offer and sale of the Debt Securities in respect of which this Prospectus is being delivered will be acting on a best efforts basis for the period of its appointment.
     Under agreements which may be entered into by the Corporation, underwriters, agents and their controlling persons who participate in the distribution of Debt Securities may be entitled to indemnification by the Corporation against certain liabilities, including liabilities under the Securities Act.
     If so indicated in the Applicable Prospectus Supplement(s) relating to any Offered Debt Securities, the Corporation will authorize dealers or other persons acting as the Corporation's agents to solicit offers by certain institutions to purchase any Offered Debt Securities from the Corporation pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial
                                       17
and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Corporation. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of any Offered Debt Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.
     The participation of First Union Capital Markets Corp. in the offer and sale of the Debt Securities will comply with the requirements of Schedule E to the Bylaws of the National Association of Securities Dealers, Inc. (the "NASD"). No NASD member participating in offers and sales will execute a transaction in the Debt Securities in a discretionary account without the prior specific written approval of such member's customer.
     Underwriters or agents and their associates may be customers of (including borrowers from), engage in transactions with, and/or perform services for, the Corporation and its subsidiaries, the Senior Trustee and the Subordinated Trustee, in the ordinary course of business.
                                       18

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE CORPORATION SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.
                               TABLE OF CONTENTS

            PROSPECTUS SUPPLEMENT                PAGE
Description of Certain Terms of the
  Debentures..................................    S-2
Use of Proceeds...............................    S-3
Recent Developments...........................    S-3
Pro Forma Computations of Consolidated Ratios
  of Earnings to Fixed Charges................    S-6
Selected Consolidated Financial Data..........    S-6
Pro Forma Financial Information...............    S-8
Underwriting..................................   S-14
Experts.......................................   S-15
                  PROSPECTUS
Available Information.........................      2
Incorporation of Certain Documents by
  Reference...................................      2
The Corporation...............................      3
Use of Proceeds...............................      4
Consolidated Ratios of Earnings to Fixed
  Charges.....................................      4
Certain Regulatory Considerations.............      4
Description of the Debt Securities............      8
Validity of Offered Debt Securities...........     16
Experts.......................................     16
Plan of Distribution..........................     17


                                  $250,000,000
                            FIRST UNION CORPORATION

                         6.55% SUBORDINATED DEBENTURES
                              DUE OCTOBER 15, 2035

                        (FIRST UNION LOGO APPEARS HERE)

                              GOLDMAN, SACHS & CO.
                                CS FIRST BOSTON
                            CHEMICAL SECURITIES INC.
                          J.P. MORGAN SECURITIES, INC.
                              MORGAN STANLEY & CO.
                                  INCORPORATED